Exhibit B.3(c): Management’s discussion and analysis excerpted from pages 39-95 of CIBC’s 2009 Annual Accountability Report

Management’s Discussion and Analysis
Management’s discussion and analysis (MD&A) should be read in conjunction with the audited consolidated financial statements included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 30 to the consolidated financial statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. This MD&A is current as of December 2, 2009. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on our website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 179 to 181 of this Annual Accountability Report.

40	External Reporting Changes

41	Overview

41	Vision, Mission and Values

41	Our Strategic Imperative and Priorities

41	Performance Measurement

41	2009 Performance

42	Economic and Market Environment

42	Financial Overview

43	Significant Events

43	Outlook for 2010

44	Run-off Businesses and Other Selected Activities

44	Run-off Businesses

51	Other Selected Activities

53	Financial Performance Review

53	Net Interest Income and Margin

53	Non-interest Income

53	Trading Activities
53	Provision for Credit Losses

54	Non-interest Expenses

54	Taxes

54	Foreign Exchange

55	Fourth Quarter Review

55	Quarterly Trend Analysis

56	Review of 2008 Financial Performance

57	Non-GAAP Measures

58	Business Unit Allocations

59	Business Line Overview

59	CIBC Retail Markets

62	Wholesale Banking

64	Corporate and Other

65	Financial Condition

65	Review of Consolidated Balance Sheet

65	Capital Resources

70	Off-balance Sheet Arrangements
73	Management of Risk

73	Risk Overview

75	Credit Risk

81	Market Risk

85	Liquidity Risk

87	Strategic Risk

87	Operational Risk

88	Reputation and Legal Risk

88	Regulatory Risk

88	Environmental Risk

89	Accounting and Control Matters

89	Critical Accounting Policies and Estimates

93	Financial Instruments

94	Accounting Developments

95	Related-party Transactions

95	Controls and Procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Accountability Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Chief Executive Officer’s Letter”, “Balanced Scorecard”, “Overview”, “Run-off Businesses and Other Selected Activities”, “Financial Performance Review — Taxes”, “Business Line Overview”, “Management of Risk — Liquidity Risk” and “Accounting and Control Matters” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2010 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2010” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and Environmental risk discussed in the “Management of Risk” section of this report; legislative or regulatory developments in the jurisdictions where we operate, amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

Management’s Discussion and Analysis
External Reporting Changes
The following is a summary of the external reporting changes adopted during the year.
Retrospective changes with restatement of prior period information
-	We changed the name of our wholesale banking business from CIBC World Markets to Wholesale Banking and realigned the businesses within CIBC Retail Markets and Wholesale Banking. The new reported businesses are as follows:
CIBC Retail Markets:
-	Personal banking — includes personal deposits and lending, cards, residential mortgages, and insurance

-	Business banking — includes business deposits and lending, commercial mortgages, and commercial banking

-	Wealth management — includes retail brokerage and asset management

-	FirstCaribbean

-	Other
Wholesale Banking:
-	Capital markets — includes cash equities, global derivatives and strategic risk, and fixed income, currencies and distribution businesses

-	Corporate and investment banking — includes corporate credit products, investment banking, U.S. real estate finance, and core merchant banking

-	Other — includes legacy merchant banking, structured credit and other run-off businesses, exited businesses, and corporate loan hedging
-	We moved the impact of securitization from CIBC Retail Markets to Corporate and Other.

-	We moved the provision for credit losses related to general allowance (excluding FirstCaribbean) to Corporate and Other. We also reclassified the specific allowance related to credit card loans to general allowance. As a consequence, all changes in credit allowance related to credit card loans are reflected in Corporate and Other.

-	We replaced regular workforce headcount with full-time equivalent employees as a measure of the number of employees.

-	We reclassified intangible assets relating to application software from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.
Prospective changes without restatement of prior period information
-	In the first quarter, we moved the sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other.

Management’s Discussion and Analysis
Overview
CIBC is a leading Canadian-based global financial institution with a market capitalization of $23.8 billion and a Tier 1 capital ratio of 12.1%, both as at October 31, 2009. Through our two major operating groups, CIBC Retail Markets and Wholesale Banking, CIBC provides a full range of financial service products and services to almost 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. We have over 41,000 employees dedicated to helping our clients achieve what matters to them, delivering consistent and sustainable performance for our shareholders and giving back to our communities.
Vision, Mission and Values
CIBC’s vision is to be the leader in client relationships.
Our mission is to fulfill the commitments we have made to each of our stakeholders:
1.	Help our clients achieve what matters to them

2.	Create an environment where all of our employees can excel

3.	Make a real difference in our communities

4.	Generate strong total returns for our shareholders
Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.
Our Strategic Imperative and Priorities
CIBC’s strategic imperative is to deliver consistent and sustainable performance over the long term.
In support of this imperative, we are focused on three priorities:
1.	Market leadership in core businesses
-	Achieve and maintain no less than a #3 position, and targeting #1 or #2, in our core Canadian-based retail and wholesale businesses
2.	Balanced and actively-managed business mix
-	Grow in certain areas where we have competitive capabilities and market opportunities that can generate sustainable earnings
3.	Industry-leading fundamentals
-	Underpin our core businesses with strong capital and funding, competitive productivity measures and sound risk management
Performance Measurement
To measure our progress against our priorities, we have established several financial and non-financial operating objectives.
     Given our strategic objective of consistent and sustainable performance over the long term, we measure our performance over a medium-term period of three to five years, which would typically represent a full business cycle.
     Our financial measures include quantitative targets for earnings per share growth, return on equity, capital strength, business mix, risk, productivity, our common share dividend payout, and total shareholder return. Our non-financial measures include objectives in the areas of client satisfaction, employee experience, community investment, environmental responsibility, and corporate governance.
2009 Performance
The last twelve months within the global financial services industry and for CIBC can be divided into two parts.
     From November 2008 through early March 2009, industry conditions remained very challenging around the world. Our results for the first half of the year were reduced by overall write-downs from our structured credit run-off portfolio and other market-related charges.
     While the consumer environment remained challenging, sustained improvement in industry conditions over the second half of the year supported stronger earnings.
     Through it all, CIBC remained focused on its priorities and made progress on many fronts.
     Our core businesses performed well, our structured credit and other run-off portfolios were managed down, our balance sheet is as strong as it has ever been and we continued to reduce expenses.
     We reported net income for 2009 of $1.2 billion. This result was a significant improvement over the net loss of $2.1 billion we reported in 2008 but below our record earnings level of 2007.
Business strength
CIBC Retail Markets reported net income in 2009 of $1.9 billion, down from $2.3 billion in 2008, primarily due to higher write-offs and allowances within the consumer credit portfolio as a result of the deteriorating economic environment in Canada.
     While managing the balance between growth and risk during a difficult economic environment, our retail business made significant investments in 2009 that position the business well for future growth. We opened, relocated or expanded 41 branches this year, one of our largest branch investment programs on record. We continued our targeted approach to extending branch hours and the upgrade of our ABM network, while also investing in our market-leading capabilities in online and telephone banking. We launched several new products for our clients, including chip-enhanced credit cards, TFSAs, a new high-interest savings account and an unlimited business operating account. We invested in new technology and tools to help our advisors better service our client needs and extend our focus in the area of advice.
     Our retail business continues to hold strong positions in the Canadian marketplace in most core product lines, including residential mortgages, consumer deposits and cards, where we are the industry leader in outstanding balances.
     We also continue to have the second largest combined branch and ABM network, as well as a leading online banking site for consumers.
     Wholesale Banking reported a net loss of $507 million in 2009 compared with a net loss of $4.2 billion in 2008. These results include items of note of $1.1 billion and $4.5 billion, respectively. The items of note consist primarily of write-downs within our structured credit run-off business which is managed apart from Wholesale Banking’s core and continuing businesses.
     Wholesale Banking exceeded its financial objective set at the end of 2008, which was to deliver annual net income between $300 million and $500 million from its continuing businesses, reflecting progress against its strategy and the risk context the business set forth in 2008,

Management’s Discussion and Analysis
as well as a favourable operating environment in 2009. Our wholesale banking business continued to demonstrate market leadership in serving our core Canadian clients. We solidified our position as a leading equity trader by both volume and value on the Toronto Stock Exchange (TSX), a marked improvement over previous years. We also maintained strong positions in other core areas such as mergers and acquisitions, foreign exchange and government bond underwriting.
     While investing in our core Wholesale Banking strategy, we continued to actively manage and reduce our structured credit run-off exposure. We completed several transactions in 2009, including the sale or termination of underlying positions and commutations with financial guarantors. These actions mitigated losses in 2009 and have reduced the potential for future losses and volatility.
Productivity
Productivity continues to be a strategic priority at CIBC.
     In 2009, CIBC achieved its annual expense target for the fourth consecutive year.
     CIBC’s target for the past three years has been to hold non-interest expenses flat relative to annualized 2006 fourth quarter expenses, excluding exited/sold businesses and FirstCaribbean.
     We continue to target a median ratio of non-interest expenses to revenue within our industry group. While investing in the growth of select businesses, we will continue to adjust our infrastructure support activities for business changes and evolving market conditions.
Capital strength
While investing in our core retail and wholesale businesses, we continued to emphasize balance sheet strength.
     At a level of 12.1% at October 31, 2009, our Tier 1 ratio is well above our target and represents one of the highest levels of capital strength among North American banks.
     Our capital strength is a clear strategic advantage for CIBC. Beyond providing a prudent cushion for these uncertain times, it supports the investments we need to grow our core businesses and take advantage of future opportunities.
Economic and Market Environment
CIBC was affected by the recessionary climate that prevailed through the first three quarters of the fiscal year. Affected by a global economic slump and its impact on export volumes and prices, Canada’s economy went into a deep recession with associated increases in unemployment. Rising consumer bankruptcies led to losses in retail credit products in Canada. Recessions abroad led to higher losses on leveraged loans and U.S. real estate finance, and declining equity prices in the first half of the fiscal year cut into revenues in wealth management. Responding to the recession, the Bank of Canada continued to cut interest rates aggressively. Lower rates enabled continued volume growth in mortgages and other personal banking products. Corporate credit volumes were also aided by borrowers’ reduced access to lending by foreign bank subsidiaries and public debt vehicles during the global credit crunch that prevailed in the first half of the fiscal year, although short-term credit demand was slower than the prior year.
     The economic environment began to improve in the last two quarters of the fiscal year, initially in corporate debt and equity markets, and later showing early signs of a recovery in economic activity and employment. Our wholesale banking business benefited from increased new issuance activity and improved asset valuation. Increased activity in the housing market also supported retail mortgage lending volumes.
Financial Overview

$ millions, except per share amounts,
as at or for the year ended October 31	2009	2008	2007

Total revenue	$9,928	$3,714	$12,066
Net income (loss)	1,174	(2,060)	3,296
Per share — basic earnings (loss)	2.65	(5.89)	9.30
— cash basic earnings (loss)(1)(2)	2.74	(5.80)	9.38
Per share — diluted earnings (loss)	2.65	(5.89)	9.21
— cash diluted earnings (loss)(1)(2)	2.73	(5.80)	9.30
Dividends per share	3.48	3.48	3.11
Total assets	335,944	353,930	342,178
Return on equity	9.4%	(19.4)%	28.7%
Efficiency ratio	67.1%	n/m (3)	63.1%
Cash efficiency ratio (TEB)(1)	66.4%	n/m (3)	61.3%
Total shareholder return	21.1%	(43.5)%	20.2%
Share price	62.00	54.66	102.00

Tier 1 capital ratio(4)	12.1%	10.5%	9.7%
Total capital ratio(4)	16.1%	15.4%	13.9%

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earnings (loss) per share are the same.

(3)	Not meaningful due to the net loss in the year.

(4)	2009 and 2008 are based upon Basel II framework whereas 2007 was based upon Basel I framework.
Net income for the year was $1,174 million, compared to net loss of $2,060 million in 2008. The results for the year were impacted by certain significant items reported during the year as follows:
2009
•	$1,003 million ($684 million after-tax) loss on the structured credit run-off business;

•	$265 million ($182 million after-tax) negative impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging program;

•	$164 million ($106 million after-tax) of valuation charges related to certain trading and available-for-sale (AFS) positions in exited and other run-off businesses;

•	$136 million ($81 million after-tax) of higher than normal losses and write-downs on our legacy merchant banking portfolios;

•	$111 million foreign exchange gain ($7 million gain after-tax) on the repatriation of capital and retained earnings;

•	$107 million ($73 million after-tax) provision for credit losses in the general allowance;

•	$92 million ($51 million after-tax) MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting;

•	$83 million ($56 million after-tax) loan losses in our leveraged loan and other run-off portfolios;

•	$27 million ($18 million after-tax) of a higher litigation provision and other operational costs;

•	$26 million ($18 million after-tax) decrease in credit valuation adjustments (CVA) against credit exposures to derivatives counterparties, other than financial guarantors, on non-structured credit contracts; and

•	$25 million ($17 million after-tax) interest income on income tax reassessments.

Management’s Discussion and Analysis
2008
•	$7.3 billion ($4.9 billion after-tax) loss on the structured credit run-off business;

•	$519 million positive impact of favourable tax-related items, including $486 million on recognition of an additional expected tax benefit relating to Enron-related litigation settlements;

•	$414 million ($279 million after-tax) positive impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging program;

•	$192 million ($130 million after-tax) of higher than normal severance accruals;

•	$177 million ($106 million after-tax) of higher than normal losses/write-downs on our merchant banking and other investment portfolios;

•	$125 million ($78 million after-tax) combined loss related to the sale of some of our U.S. businesses to Oppenheimer, and the exit of certain trading positions;

•	$106 million ($67 million after-tax) of losses and interest expense related to leveraged leases;

•	$75 million ($50 million after-tax) of CVA against credit exposures to derivatives counterparties, other than financial guarantors, on non-structured credit contracts;

•	$56 million ($38 million after-tax) increase in market valuation adjustments due to changes in valuation technique on other than structured credit positions; and

•	$47 million foreign exchange gain ($113 million loss after-tax) on the repatriation of capital and retained earnings.
Revenue increased $6.2 billion primarily due to lower structured credit losses in the current year. CIBC Retail Markets revenue was down $40 million or less than 1% from 2008. Lower spreads in deposits, wealth management related fee income, and prepayment fees were mostly offset by volume growth in most lending products. Wholesale Banking revenue was up $6.4 billion from 2008 primarily due to the lower losses related to structured credit run-off activities. Higher capital markets revenue from derivatives, fixed income trading and equity issuances and higher income from U.S. real estate finance were partially offset by MTM losses in our corporate loan hedging program. The prior year benefited from MTM gains in the same program. Additionally there were higher foreign exchange gains on repatriation activities noted above.
     Provision for credit losses increased by $876 million primarily due to higher losses in the cards and unsecured personal lending portfolios driven by higher delinquencies and bankruptcies, higher losses in leveraged loans, other run-off and U.S. real estate finance businesses, and an increase in general allowance, all related to the difficult economic environment.
     Non-interest expenses decreased $541 million or nearly 8% primarily due to lower salaries, benefits and commissions, computer and office equipment, professional fees and advertising expenses, partially offset by higher performance-related compensation. The prior year expenses included higher than normal severance accruals and the impact of the sale of some of our U.S. businesses. Additional details on incentive compensation, including how risk has been factored into funding and allocation decisions, will be provided as part of the Compensation Discussion and Analysis section of CIBC’s 2010 Management Proxy Circular.
     Income tax expense for the year was $424 million compared to a benefit of $2,218 million in 2008, primarily due to lower structured credit losses noted above. The prior year also included an increase in our expected tax benefit relating to Enron-related litigation settlements, partially offset by taxes on the repatriation activities.
Significant Events
Structured credit run-off business
Our structured credit business within Wholesale Banking had losses, before taxes, for the year ended October 31, 2009 of $1.0 billion ($ 7.3 billion loss, before taxes, for the year ended October 31, 2008). We continue to reduce our exposures in this business through the termination of written and purchased credit derivatives. These activities are discussed in more detail in our “Run-off Businesses and Other Selected Activities” section.
Innovative Tier 1 Notes
On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion of 9.976% CIBC Tier 1 Notes — Series A due June 30, 2108 and $300 million of 10.25% CIBC Tier 1 Notes — Series B due June 30, 2108 (together, the Notes). The Notes qualify as part of Tier 1 regulatory capital. See Note 18 to the consolidated financial statements for additional details.
Outlook for 2010
Both the Canadian and U.S. economies are expected to continue to recover in 2010, with Canada’s roughly 2% real GDP growth slightly above the U.S. At this early stage, the strength of the rebound is still uncertain, but is expected to be slower than the typical first year of recovery. U.S. consumer demand is still hampered by the impact of the past year’s housing wealth losses and labour market weakness, and Canada faces a drag on exports and related capital spending from a strong Canadian dollar. Low inflation risks and modest growth should keep interest rates very low by historic standards, providing a lift to Canada’s housing sector, while fiscal stimulus enacted in the prior year will maintain a high level of infrastructure spending.
     CIBC Retail Markets is expected to see higher growth in mortgages, cards and other credit products reflecting the impact of low interest rates. Continued higher unemployment levels will impact delinquencies in credit products. Personal bankruptcies should climb slowly and then level-off later in the year as the labour market recovers, while small business bankruptcies are likely to increase on the lagged impacts of the 2009 recession. Demand for investment products should be supported as confidence improves.
     Wholesale Banking should benefit from a healthy pace of issuance of equities and bonds, with governments remaining heavy borrowers and businesses taking advantage of strong capital markets. M&A activity could begin to pick up as confidence improves. Credit demand should be supported by inventory rebuilding, although the public debt market will be a competitive alternative for funding by larger entities. U.S. real estate finance could remain slow given an overhang of vacant properties. Corporate default rates could remain elevated on the lagged impacts of the past year’s recession.

Management’s Discussion and Analysis
Run-off Businesses and Other Selected Activities
Run-off Businesses
Given the uncertain market conditions and to focus on our core businesses in Wholesale Banking, we curtailed activity in our structured credit and non-Canadian leveraged finance businesses and have established a focused team with the mandate to manage and reduce the residual exposures.
Structured credit run-off business
Overview and results
Our structured credit business, within Wholesale Banking, comprised our activities as principal and for client facilitation. These activities included warehousing of assets and structuring of special purpose entities, which resulted in the holding of unhedged positions. Other activities included intermediation, correlation, and flow trading, which earned a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:
Unhedged —
•	U.S. residential mortgage market (USRMM)

•	non-USRMM

Hedged —

•	financial guarantors (USRMM and non-USRMM)

•	other counterparties (USRMM and non-USRMM)
Results — Losses (gains) before taxes

$ millions, for the year ended October 31	2009	2008

Trading(1)	$1,130	$7,100
Held-to-maturity (HTM)(1)	—	(50)
Loan(2)	(134)	—
Available-for-sale (AFS)	7	262

Total	$1,003	$7,312

(1)	2008 amounts have been restated to reclassify the HTM related funding costs previously included in trading to HTM.

(2)	HTM securities were reclassified to loans effective November 1, 2008 as a result of the recent amendments to accounting standards.
The loss for the year is a result of deterioration in the credit quality of financial guarantors and MTM losses for certain underlying assets, which resulted in further increases in CVA. These losses were partially offset by gains from restructuring of exposures to a financial guarantor and the Cerberus protection described below.
Reclassification of the exposures
As a result of the recent amendments to the Canadian Institute of Chartered Accountants (CICA) handbook section 3855, we reclassified all HTM securities to loans effective November 1, 2008. Refer to Note 4 to the consolidated financial statements for further details.
Change in exposures
The following table summarizes our positions within our structured credit run-off business:

US$ millions, as at October 31	2009	2008

Notional
Investments and loans	$10,442	$10,304
Written credit derivatives(1)	22,710	30,931

Total gross exposures	$33,152	$41,235

Purchased credit derivatives	$32,257	$37,039

(1)	Includes notional amount for written credit derivatives and liquidity and credit facilities.
Cerberus transaction
In the fourth quarter of 2008, we transacted with Cerberus Capital Management LP (Cerberus) to obtain downside protection on our USRMM collateralized debt obligation (CDO) exposures while retaining upside participation if the underlying securities recover. As at October 31, 2009, the outstanding principal and fair value of the limited recourse note issued as part of the Cerberus transaction was $545 million (US$504 million) and $264 million (US$244 million) respectively. The underlying CDO exposures had a fair value of $389 million (US$360 million) as at October 31, 2009. We recorded a gain of $189 million (US$145 million) on the limited recourse note during the year.
Commutation of USRMM contracts and restructuring with a financial guarantor
In January 2009, we commuted USRMM contracts with a financial guarantor (reported as counterparty “III”) for cash consideration of $105 million (US$86 million) and common equity valued at $15 million (US$12 million), (which was subsequently written off due to impairment during the year) for a total of $120 million (US$98 million). The total consideration was equal to the fair value of the net USRMM receivable at that time. As a result, we wrote down the gross receivable by $720 million (US$587 million) with a corresponding reduction of the related CVA of $600 million (US$489 million). The transaction had a negligible impact on our results. The underlying exposures that became unhedged as a result of the commutation were written credit derivatives with a notional of $386 million (US$315 million) and a fair value of $374 million (US$305 million) and securities with a notional of $357 million (US$291 million) and a fair value of $11 million (US$9 million) as at the transaction date.
     In July 2009, we commuted USRMM contracts with another financial guarantor (reported as counterparty “V”) for cash consideration of $207 million (US$192 million) and securities valued at $34 million (US$32 million), for a total of $241 million (US$224 million). In addition, our non-USRMM contracts with this counterparty were transferred to a newly created and capitalized entity. This commutation and restructuring activity resulted in a pre-tax gain of $163 million (US$152 million) and a significant reduction in the gross receivable and CVA. The underlying USRMM exposures that became unhedged subsequent to the commutation were written credit derivatives with a notional of $1,923 million (US$1,785 million) and a fair value of $1,690 million (US$1,568 million) and securities with a notional of $779 million (US$723 million) and a fair value of $78 million (US$72 million) as at the transaction date.

Management’s Discussion and Analysis
     As a result of the commutation in July 2009, we are considered the primary beneficiary of certain third-party structured CDOs and are therefore required to consolidate them. The consolidation resulted in $669 million of mortgage-backed and asset-backed securities, $421 million of FVO deposits, and related interest rate derivatives with a net negative MTM of $248 million, being recognized in the consolidated balance sheet as at October 31, 2009. Only our direct investments and exposures through written credit derivatives to these CDOs are included in the total exposures table on page 46 and the accompanying discussions.
Gain on reduction of unfunded commitment on a variable funding note (VFN)
In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. This reduction followed certain actions of the trustee under the indenture for this CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO. In the fourth quarter of 2009, the Lehman estate and the indenture trustees of certain other CDOs argued substantive motions during bankruptcy court proceedings in New York. While the Lehman estate has, as a matter of course, expressed its disagreement with the actions of the indenture trustee of the CDO that issued our VFN, the estate has not instituted any legal proceeding with regard to the CDO or our VFN. We continue to believe the CDO indenture trustee’s actions were fully supported by the terms of the governing contracts and the relevant legal standards.
Other changes in exposures
We undertook a number of transactions during 2009 to reduce our exposures, as noted below:
•	We terminated $5.0 billion (US$4.4 billion) of written credit derivatives in the correlation book resulting in a pre-tax loss of $1 million (pre-tax gain of US$1 million). Subsequent to this transaction, US$4.4 billion of purchased credit derivatives that previously hedged these positions became unmatched;

•	We terminated $2.1 billion (US$1.7 billion) of purchased credit derivatives with non-financial guarantors (MAV I and MAV II) and unwound written credit protection of a similar amount. As a result of the termination of the purchased credit derivatives, we received $252 million (US$202 million) of assets previously held as collateral. These transactions resulted in a pre-tax gain of $8 million (US$7 million);

•	We terminated $890 million (US$775 million) of written credit derivatives with exposures to commercial mortgage backed securities (CMBS) resulting in a pre-tax gain of $49 million (US$45 million). Subsequent to this transaction, US$775 million of purchased credit derivatives that previously hedged these positions became unmatched;

•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by $658 million (US$582 million);

•	We assumed $389 million (US$326 million) of CDOs with trust preferred securities (TruPs) collateral and unwound the related written credit derivatives of the same amount with negligible impact to our results;

•	We terminated $181 million (US$143 million) of written credit derivatives on non-USRMM exposures and unwound all our purchased credit derivatives with a financial guarantor (previously reported as counterparty X) with no impact to our results; and

•	We sold $159 million (US$145 million) of unhedged Warehouse —non-residential mortgage-backed securities (non-RMBS) assets resulting in a pre-tax gain of $51 million (US$47 million).
In addition to the above transactions, immediately subsequent to the year end, we terminated $3.5 billion (US$3.2 billion) of written credit derivatives with exposures to collateralized loan obligations (CLOs) and assumed the related securities of the same amount. We also entered into a funding transaction for similar assets in the amount of $1.9 billion (US$1.8 billion) with the same counterparty. These transactions resulted in a pre-tax loss of $4 million (US$4 million), which will be recognized in the three-month period ending January 31, 2010.

Management’s Discussion and Analysis
Total exposures
The exposures held within our structured credit run-off business within Wholesale Banking are summarized in the table below. The table below excludes the Cerberus protection on our USRMM exposures.

US$ millions, as at October 31, 2009

	Exposures(1)					Hedged by				Unhedged
				Written credit derivatives						USRMM
				and liquidity and
	Investments & loans(2)			credit facilities(3)		Purchased credit derivatives and index ledges
			Carrying			Financial guarantors		Others		Net
	Notional	Fair value	value	Notional	Fair value(5)	Notional	Fair value(4)(5)	Notional	Fair value(4)(5)	exposure(6)

Hedged
USRMM
Other CDO	$524	$35	$35	$415	$390	$588	$533	$351	$346

	524	35	35	415	390	588	533	351	346
Non-USRMM
CLO	207	187	187	7,827	566	7,771	570	263	24
CLO loans(7)(11)	5,724	5,019	5,197	—	—	5,521	453	235	22
Corporate debt	—	—	—	9,721	332	2,559	97	7,166	245
Corporate debt (unmatched)						4,400	47
CMBS	—	—	—	2	2	2	2	—	—
CMBS (unmatched)						775	622
Others	240	80	80	1,612	589	1,435	708	452	44
Other loans(8)(11)	698	315	438	—	—	697	381	—	—
Other unmatched purchased credit derivatives	—	—	—	—	—	—	—	42	—

Total Hedged	$7,393	$5,636	$5,937	$19,577	$1,879	$23,748	$3,413	$8,509	$681

Unhedged
USRMM(9)
Super senior
CDO of mezzanine RMBS	$1,192	$67	$67	$2,187	$1,977	$—	$—	$—	$—	$277
Warehouse — RMBS	248	2	2	—	—	—	—	—	—	2
Various	244	1	1	315	288	—	—	—	—	28

	1,684	70	70	2,502	2,265	—	—	—	—	$307
Non-USRMM
CLO	66	19	19	97	7	—	—	—	—
CLO loans(11)	213	195	204	—	—	—	—	—	—
Corporate debt	168	111	111	—	—	—	—	—	—
Montreal Accord related notes (3)(10)	401	207	207	277	n/a	—	—	—	—
Third-party sponsored ABCP conduits(3)	154	154	154	61	n/a	—	—	—	—
Warehouse — non-RMBS	10	—	—	—	—	—	—	—	—
Others(3)	180	173	173	196	1	—	—	—	—
Other loans(11)	173	156	149	—	—	—	—	—	—

Total Unhedged	$3,049	$1,085	$1,087	$3,133	$2,273	$—	$—	$—	$—

Total	$10,442	$6,721	$7,024	$22,710	$4,152	$23,748	$3,413	$8,509	$681

Oct. 31, 2008	$10,304	$6,430	$6,952	$30,931	$5,924	$27,108	$5,711	$9,931	$1,195

(1)	We have excluded our total holdings, including holdings related to our treasury activities, of notional US$868 million with fair value of US$865 million in debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$487 million, fair value US$485 million), Federal Home Loan Mortgage Corporation (Freddie Mac) (notional US$245 million, fair value US$242 million), and Government National Mortgage Association (Ginnie Mae) (notional US$136 million, fair value US$138 million). Trading equity securities with fair value of $1 million, issued by Student Loan Marketing Association (Sallie Mae), were also excluded.

(2)	Excludes equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with notional $261 million and fair value $39 million, as at October 31, 2009.

(3)	Liquidity and credit facilities to Montreal Accord related notes amounted to US$277 million, third party non-bank sponsored asset-backed commercial paper (ABCP) conduits amounted to US$61 million, and to unhedged other non-USRMM amounted to US$15 million.

(4)	Gross of CVA for purchased credit derivatives of US$2.0 billion.

(5)	This is the gross fair value of the contracts, which were typically zero, or close to zero, at the time they were entered into.

(6)	After write-downs.

(7)	Investments and loans include unfunded investment commitments with a notional of US$247 million.

(8)	Represents CDOs with TruPs collateral.

(9)	As at October 31, 2009, the rating for the RMBS was non-investment grade.

(10)	Includes estimated USRMM exposure of $104 million as at October 31, 2009.

(11)	Reclassified from held-to-maturity to loans effective November 1, 2008 as a result of the recent amendments to CICA handbook section 3855. See Notes 1 and 4 to the consolidated financial statements for further details.

n/a Not applicable.

Management’s Discussion and Analysis
Purchased protection from financial guarantors
(USRMM and non-USRMM)
The total CVA charge for financial guarantors was $1.1 billion (US$846 million) for the year. As at October 31, 2009, CVA on credit derivative contracts with financial guarantors was $2.2 billion (US$2.0 billion) (October 31, 2008: $4.6 billion (US$3.8 billion)), and the fair value of credit derivative contracts with financial guarantors net of valuation adjustments was $1.5 billion (US$1.4 billion) (October 31, 2008: $2.3 billion (US$1.9 billion)). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     In addition, in our other run-off portfolios, we also have loans and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at October 31, 2009, these positions were performing and the total amount guaranteed by financial guarantors was approximately $75 million (US$69 million).
     The following table presents the notional amounts and fair values of purchased protection from financial guarantors by counterparty. The fair value net of valuation adjustments is included in derivative instruments in other assets on the consolidated balance sheet.

US$ millions, as at October 31, 2009
							USRMM related			Non-USRMM			Total

			Moody’s											Fair
	Standard		Investor		Fitch			Fair			Fair			value
Counterparty	& Poor’s		Service		Ratings		Notional	value(1)	CVA	Notional	value(1)	CVA	Notional	less CVA

I(5)	BB+	(2)	B3	(2)	—	(4)	$64	$44	$(33)	$1,503	$763	$(568)	$1,567	$206
II	CC	(11)	Caa2	(3)	—	(4)	524	489	(385)	1,644	468	(369)	2,168	203
III(6)	CC	(2)	Caa2	(7)	—	(4)	—	—	—	1,477	165	(136)	1,477	29
IV	—	(4)	—	(4)	—	(4)	—	—	—	2,169	211	(174)	2,169	37
V(5)	—		—		—		—	—	—	2,636	187	(47)	2,636	140
VI	A	(2)(9)	Ba1		AA	(2)	—	—	—	5,200	108	(27)	5,200	81
VII	AAA	(2)	Aa2	(8)	AA-	(2)	—	—	—	4,884	524	(96)	4,884	428
VIII	AAA	(2)	Aa3	(2)	AA	(2)	—	—	—	1,427	180	(35)	1,427	145
IX	BBB-	(2)(10)	Ba1		—	(4)	—	—	—	2,220	274	(139)	2,220	135

Total financial guarantors							$588	$533	$(418)	$23,160	$2,880	$(1,591)	$23,748	$1,404

Oct. 31, 2008							$3,786	$3,086	$(2,260)	$23,322	$2,625	$(1,520)	$27,108	$1,931

(1)	Before CVA.

(2)	Credit watch/outlook with negative implication.

(3)	Watch developing.

(4)	Rating withdrawn.

(5)	Counterparties I and V were restructured in February and July 2009, respectively, with part of its businesses transferred to new entities.

(6)	Counterparty III was restructured in January 2009.

(7)	Rating withdrawn subsequent to October 31, 2009.

(8)	Downgraded to Aa3 subsequent to October 31, 2009.

(9)	Downgraded to A- subsequent to October 31, 2009.

(10)	Downgraded to BB subsequent to October 31, 2009.

(11)	On positive watch subsequent to October 31, 2009.
The reference assets underlying the protection purchased from financial guarantors are as follows:

US$ millions, as at October 31, 2009
	USRMM
	related	Non-USRMM related
	Notional	Notional
			Corporate
Counterparty	CDO	CLO	debt		CMBS		Others	Total

I	$64	$529	$—		$777	(1)	$197	$1,503
II	524	864	—		—		780	1,644
III	—	1,357	—		—		120	1,477
IV	—	1,900	—		—		269	2,169
V	—	2,636	—		—		—	2,636
VI	—	—	5,200	(1)	—		—	5,200
VII	—	4,634	—		—		250	4,884
VIII	—	1,297	—		—		130	1,427
IX	—	75	1,759		—		386	2,220

Total financial guarantors	$588	$13,292	$6,959		$777		$2,132	$23,160

Oct. 31, 2008	$3,786	$13,125	$6,959		$777		$2,461	$23,322

(1)	Includes US$4.4 billion and US$775 million of unmatched purchase protection related to corporate debt and CMBS respectively.

Management’s Discussion and Analysis
USRMM
Our USRMM related positions of notional $636 million (US$588 million) hedged by financial guarantors comprise super senior CDOs with underlyings being approximately 34% sub-prime RMBS, 43% Alt-A RMBS, 16% asset-backed securities (ABS) CDO and 7% non-USRMM. Sub-prime and Alt-A underlyings consist of approximately 11% pre-2006 vintage as well as 89% 2006 and 2007 vintage RMBS. Sub-prime exposures are defined as having Fair Isaac Corporation (FICO) scores less than 660; and Alt-A underlyings are defined as those exposures that have FICO scores of 720 or below, but greater than 660.
Non-USRMM
The following provides further data and description of the non-USRMM reference assets underlying the protection purchased from financial guarantors:

US$ millions, as at October 31, 2009
		Fair						Weighted
		value						average	Investment	Subordination/
		purchased	Total	Notional/ tranche		Fair value/ tranche		life (WAL)	grade	attachment(5)		Detachment(6)
	Notional	protection	tranches(1)	High	Low	High	Low	in years(2)(3)	underlyings(4)	Average	Range	Average	Range

CLO (includes loans)	$13,292	$1,023	82	$375	$—	$37	$—	4.3	2%	31%	6-67%	99%	50-100%
Corporate debt	2,559	97	5	800	259	61	6	4.1	66%	24%	15-30%	48%	30-60%
Corporate debt (unmatched)	4,400	47	6	800	400	24	2	2.3	—	16%	15-20%	39%	30-45%
U.S. CMBS	2	2	—	1	1	1	1	5.3	20%	45%	43-46%	100%	100%
U.S. CMBS (unmatched)	775	622	2	452	323	344	278	5.2	—	44%	43-46%	100%	100%
Others
TruPS (includes loans)	791	443	12	124	24	78	14	14.4	n/a	49%	45-57%	100%	100%
Non-US RMBS	168	90	3	74	30	40	16	3.0	n/a	53%	53%	100%	100%
Other	1,173	556	9	250	4	150	—	6.6	n/a	20%	0-53%	100%	100%

Total	$23,160	$2,880	119	$2,876	$1,041	$735	$317

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	The WAL of the positions is impacted by assumptions on collateral, interest deferrals and defaults, and prepayments, and for TruPs CDOs, also the potential for successful future auctions. These assumptions and the resulting WAL, especially for TruPs CDOs, may change significantly from period to period.

(3)	The WAL of a tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down the tranche.

(4)	Or equivalent based on internal credit ratings.

(5)	Subordination/attachment points are the level of losses which can be sustained on the collateral underlying the reference assets without those losses impacting the tranches shown above.

(6)	The detachment points are the level of losses on the collateral underlying the reference assets at which point any further losses cease to impact the tranches shown above.

n/a Not available.
CLO
The CLO underlyings consist of 82 tranches. Approximately 49% of the total notional amount of the CLO tranches was rated equivalent to AAA, 47% rated between the equivalent of AA+ and AA-, 3% rated between the equivalent of A+ and A-, and only 1% rated between the equivalent of BBB+ and BBB-, as at October 31, 2009. Approximately 16% of the underlying collateral was rated equivalent to BB- or higher, 56% was rated between the equivalent of B+ and B-, with the remainder rated equivalent to CCC+ or lower, as at October 31, 2009. The collateral comprises assets in a wide range of industries with the highest concentration in the services (personal and food) industry (29%); the broadcasting, publishing and telecommunication sector (20%); and the manufacturing sector (14%). Only 3% is in the real estate sector. Approximately 65% and 27% of the underlyings represent U.S. and European exposures respectively.
Corporate debt
The corporate debt underlyings consist of 11 super senior synthetic CDO tranches that reference portfolios of primarily U.S. (56%) and European (32%) corporate debt in various industries (manufacturing 28%, financial institutions 13%, cable and telecommunications 11%, retail and wholesale 9%). Approximately 16% of the total notional amount of US$6.9 billion of the corporate debt underlyings were rated equivalent to A- or higher, 49% were rated between the equivalent of BBB- and BBB+, with the remainder rated equivalent to BB+ or lower, as at October 31, 2009.
CMBS
The two synthetic tranches reference CMBS portfolios which are backed by pools of commercial real estate mortgages located primarily in the U.S. Approximately 20% of the underlyings were rated between the equivalent of BBB and BBB-, 24% rated between the equivalent of BB+ and BB-, 44% rated between the equivalent of B+ and B-, with the remainder rated equivalent to CCC+ or lower, as at October 31, 2009.
Others
Others are CDOs with TruPs collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers, non-U.S. RMBS (such as European residential mortgages) and other assets including tranches of CDOs, aircraft leases and film receivables.

Management’s Discussion and Analysis
Purchased protection from other counterparties
The following table provides the notional amounts and fair values (before CVA of US$8 million (October 31, 2008: US$21 million)) of purchased credit derivatives from non-financial guarantors counterparties, excluding unmatched purchased credit derivatives:

					Total
	USRMM related		Non-USRMM related		Notional		Fair value
US$ millions, as at October 31	Notional	Fair value	Notional	Fair value	2009	2008	2009	2009

Non-bank financial institutions	$351	$346	$86	$4	$437	$642	$350	$463
Banks	—	—	862	86	862	766	86	72
Canadian conduits	—	—	7,166	245	7,166	8,453	245	660
Others	—	—	2	—	2	2	—	—

Total	$351	$346	$8,116	$335	$8,467	$9,863	$681	$1,195

The non-financial guarantor counterparty hedging our USRMM exposures is a large U.S.-based diversified multinational insurance and financial services company with which CIBC has market standard collateral arrangements. Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.
The assets underlying the exposure hedged by non-financial guarantors counterparties are as below:

	USRMM
	related	Non-USRMM related
	Notional	Notional
			Corporate
US$ millions, as at October 31, 2009	CDO(1)	CLO(2)	debt	Other(3)	Total

Non-bank financial institutions	$351	$—	$—	$86	$86
Banks	—	498	—	364	862
Canadian conduits	—	—	7,166	—	7,166
Others	—	—	—	2	2

Total	$351	$498	$7,166	$452	8,116

(1)	The US$351 million represents super senior CDO with approximately 70% sub-prime RMBS, 4% Alt-A RMBS, 13% ABS CDO, and 13% non-USRMM. Sub-prime and Alt-A are all pre-2006 vintage.

(2)	All underlyings are non-investment grade. 5% is North American exposure and 95% is European exposure. Major industry concentration is in the services industry (40%), the manufacturing sector (18%), the broadcasting and communication industries (14%), and only 4% is in the real estate sector.

(3)	Approximately 62% of the underlyings are investment grade or equivalent with the majority of the exposure located in the U.S. and Europe. The industry concentration is primarily banking and finance, manufacturing, broadcasting, publishing and telecommunication, mining, and oil and gas, with less than 4% in the real estate sector.
Canadian conduits
We purchased credit derivative protection from Canadian conduits and generated revenue by selling the same protection onto third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. Great North Trust is sponsored by CIBC and the remaining conduit counterparty, MAV I, was established as a result of the Montreal Accord.

			Mark-to-	Collateral
			market	and
			(before	guarantee
US$ millions, as at October 31, 2009	Underlying	Notional(1)	CVA)	notionals(2)

Great North Trust	Investment grade corporate credit index(3)	$4,568	$200	$276	(4)
MAV I	160 Investment grade corporates(5)	2,598	45	326

Total		$7,166	$245	$602

Oct. 31, 2008		$8,453	$660	$944

(1)	These exposures mature within 3 to 7 years.

(2)	Comprises investment grade notes issued by third party sponsored conduits, corporate floating rate notes, banker’s acceptances (BA), and funding commitments. The fair value of the collateral at October 31, 2009 was US$566 million (October 31, 2008: US$921 million).

(3)	Consists of a static portfolio of 126 North American corporate reference entities that were investment grade rated when the index was created. 80% of the entities are rated BBB- or higher. 100% of the entities are U.S. entities. Financial guarantors represent approximately 1.6% of the portfolio. 4.0% of the entities have experienced credit events. Original attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	The value of funding commitments (with indemnities) from certain third party investors in Great North Trust was nil as at October 31, 2009 (October 31, 2008: US$219 million).

(5)	The underlying portfolio consists of a static portfolio of 160 corporate reference entities of which 91% were investment grade on the trade date. 83% of the entities are currently rated BBB- or higher (investment grade). 58% of the entities are U.S. entities. Financial guarantors represent approximately 3% of the portfolio. 2% of the entities have experienced credit events. Original attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

Management’s Discussion and Analysis
Unhedged USRMM exposures
Our remaining net unhedged exposure (excluding the Cerberus protection) to the USRMM, after write-downs, was $332 million (US$307 million) as at October 31, 2009.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relate to the following categories: CLO, corporate debt, Montreal Accord related notes, third party non-bank sponsored ABCP conduits, and other.
CLO
Our unhedged CLO exposures, including loans, with notional of $407 million (US$376 million) are mostly tranches rated equivalent to AA+ as at October 31, 2009, and are backed by diversified pools of European-based senior secured leveraged loans.
Corporate debt
Approximately 62%, 11% and 27% of the unhedged corporate debt exposures with notional of $182 million (US$168 million) are related to positions in Canada, Europe, and other countries respectively.
Montreal Accord related notes
The standstill and court approved restructuring plan proposed by signatories to the Montreal Accord was ratified on January 21, 2009. As a result, we received $141 million in senior Class A-1 notes, $152 million in senior Class A-2 notes and $178 million of various subordinated and tracking notes in exchange for our non-bank sponsored ABCP with par value of $471 million. As was the case with the original ABCP instruments, the new notes are backed by fixed income, traditional securitization and CDO assets as well as super senior credit default swaps on investment grade corporates. The underlying assets that have U.S. subprime mortgage exposures have been isolated and are specifically linked to tracking notes with a notional value of $104 million and a fair value of $10 million as at October 31, 2009. During the year, $19 million of the tracking notes were paid down at par, while another $5 million were cancelled. As at October 31, 2009, the remaining notional amount on all the notes was $434 million (US$401 million).
     The Class A-1 and Class A-2 notes pay a variable rate of interest below market levels. The subordinated notes are zero coupon in nature, paying interest and principal only after the Class A-1 and Class A-2 notes are settled in full. The tracking notes pass through the cash flows of the underlying assets. All of the restructured notes are expected to mature in December 2016.
     Based on our estimate of the $224 million combined fair value of the notes as at October 31, 2009, we recorded a gain of $6 million during the year.
     In addition, pursuant to the restructuring plan, we are a participant in a Margin Funding Facility (MFF) to support the collateral requirements of the restructured conduits. Under the terms of the MFF, we have provided a $300 million undrawn loan facility to be used if the amended collateral triggers of the related credit derivatives are breached and the new trusts created under the restructuring plan do not have sufficient assets to meet any collateral calls. If the loan facility was fully drawn and subsequently more collateral was required due to breaching further collateral triggers, we would not be obligated to fund any additional collateral, although the consequence would likely be the loss of that $300 million loan.
Third party non-bank sponsored ABCP conduits
We provided liquidity and credit related facilities to third party non-bank sponsored ABCP conduits. As at October 31, 2009, $233 million (US$215 million) of the facilities remained committed. Of this amount, $41 million (US$38 million), which was fully drawn as at October 31, 2009, was provided to a conduit, with U.S. auto loan assets, sponsored by a U.S.-based auto manufacturer.
     The remaining $192 million (US$177 million) primarily relates to U.S. CDOs, of which $126 million (US$116 million) was drawn as at October 31, 2009. $29 million (US$27 million) of the undrawn facilities was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. The underlying assets of the U.S. CDOs have maturities ranging from one to six years.
Other
Other unhedged exposures with notional of $407 million (US$376 million) include $177 million (US$164 million) credit facilities (drawn US$149 million and undrawn US$15 million) provided to special purpose entities with film rights receivables (30%), lottery receivables (24%), and U.S. mortgage defeasance loans (46%).
     The remaining $230 million (US$212 million) primarily represents written protection on tranches of high yield corporate debt portfolios with 44% rated the equivalent of AA- or higher, 31% rated between the equivalent of A+ and A-, with the remaining rated equivalent to BB+. We are only obligated to pay for any losses upon both the default of the underlying corporate debt as well as that of the primary financial guarantor, which was restructured in February 2009.
     Other unhedged exposures in the non-trading loans category with notional of $187 million (US$173 million) relate to collateral received from the unwinding of the purchased credit protection from MAV I and MAV II and primarily represent investment grade commercial paper.
European leveraged finance business
We provided leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrote leveraged financial loans and syndicated the majority of the loans, earning a fee during the process.
     In the prior fiscal year we stopped transacting new business in European leveraged finance (ELF).
     As with the structured credit run-off business, the risk in the ELF run-off business is monitored by a team focused on proactively managing all accounts in the portfolio. As at October 31, 2009, we have drawn leveraged loans of $894 million (October 31, 2008: $935 million) of which $99 million (October 31, 2008: nil) was considered impaired, and unfunded letters of credits and commitments of $162 million (October 31, 2008: $210 million).
     We recognized provisions for credit losses of $78 million on the impaired loans during the year. As at October 31, 2009, the allowance for credit losses was $60 million. In addition, non-impaired loans and commitments with a face value of $485 million were added to the watch list during the year as a result of deteriorating credit conditions.
     Exposures of ELF loans (net of write-downs and allowance for credit losses) by industry are as below:

$ millions, as at October 31, 2009	Drawn	Undrawn

Publishing and printing	$39	$—
Telecommunications	13	14
Manufacturing	269	61
Business services	19	17
Hardware and software	247	24
Transportation	13	13
Wholesale trade	234	33

Total	$834	$162

Oct. 31, 2008	$935	$210

Management’s Discussion and Analysis
U.S. total return swaps portfolio
Our U.S. total return swaps (TRS) portfolio consisted of TRS on primarily non-investment grade loans and units in hedge funds. As at October 31, 2008 the notional amount of our positions in the portfolio was US$1.5 billion. The decision taken in 2008 to exit this business was fully executed this year by unwinding the entire TRS portfolio and selling the underlying assets. As at October 31, 2009, US$18 million in sold assets had yet to settle but were substantially collateralized. We have recognized a net loss of US$11 million this year primarily due to the default of one counterparty involved in this program.
Other Selected Activities
In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing ABCP to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at October 31, 2009, our holdings of ABCP issued by our non-consolidated sponsored multi-seller conduits that offer ABCP to external investors was $487 million (October 31, 2008: $729 million) and our committed backstop liquidity facilities to these conduits was $4.0 billion (October 31, 2008: $8.7 billion). We also provided credit facilities of $50 million (October 31, 2008: $70 million) and banker’s acceptances of $69 million (October 31, 2008: $76 million) to these conduits as at October 31, 2009.
     The following table shows the underlying collateral and the average maturity for each asset type in these multi-seller conduits:

		Estimated
		weighted avg.
$ millions, as at October 31, 2009	Amount(1)	life (years)

Asset class
Canadian residential mortgages	$1,098	1.7
Auto leases	737	0.8
Franchise loans	529	0.5
Auto loans	138	0.8
Credit cards	975	3.4	(2)
Equipment leases/loans	130	1.1
Other	5	0.9

Total	$3,612	1.7

Oct. 31, 2008	$8,440	1.9

(1)	The committed backstop facility of these assets was the same as the amounts noted in the table, other than for franchise loans, for which the facility was $900 million.

(2)	Based on the revolving period and amortization period contemplated in the transaction.
The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the credit ratings of the notes issued by the multi-seller conduits.
     $105 million of the $1,098 million Canadian residential mortgages relates to amounts securitized by the subsidiary of an affiliate of a U.S. auto manufacturer.
     Of the $737 million relating to auto leases, $228 million relates to balances originated by Canadian fleet leasing companies and the remaining relates to non-North American auto manufacturers.
     Of the $138 million relating to auto loans, approximately $27 million relates to balances originated by an affiliate of a U.S. auto manufacturer and the remaining balance relates to non-North American auto manufacturers.
     We also participated in a syndicated facility for a 364 day commitment of $376 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. At October 31, 2009 we funded $69 million (October 31, 2008: $76 million) by the issuance of banker’s acceptances.
     In addition, during the year we acquired all of the commercial paper issued by Macro Trust, a CIBC-sponsored conduit. During the year Macro Trust acquired auto lease receivables from one of our multi-seller conduits. The consolidation of Macro Trust resulted in $245 million of auto leases, and $10 million of medium term notes backed by Canadian residential mortgages being recognized in the consolidated balance sheet as at October 31, 2009. The auto lease receivables were originated by an affiliate of a U.S. auto manufacturer and have an estimated weighted average life of less than a year.
     We also securitize our mortgages and credit card receivables. Details of our consolidated variable interest entities and securitization transactions during the year are provided in Note 6 to the consolidated financial statements.
U.S. real estate finance
In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under three programs. The construction program offers floating rate financing to properties under construction. The interim program offers fixed- and floating- rate financing for properties that are fully leased or with some leasing or renovation yet to be done. These programs provide feeder product for the group’s permanent fixed-rate loan program and typically have an average term of one to three years.
     Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years). The business also maintains CMBS trading and distribution capabilities. As at October 31, 2009 we had CMBS inventory with a market value of less than US$1 million (October 31, 2008: US$2 million).
     As at October 31, 2009, $279 million (October 31, 2008: nil million) of funded loans were considered impaired. During the year we recorded provisions for credit losses of $102 million (US$94 million).
     The following table provides a summary of our positions in this business as at October 31, 2009:

US$ millions, as at October 31, 2009	Drawn	Undrawn

Construction program	$248	$44
Interim program	1,961	192

Total	$2,209	$236

Oct. 31, 2008	$2,018	$416

U.S. leveraged finance
We sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) last year. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to US$2 billion to finance and hold syndicated loans originated for U.S. middle market companies by Oppenheimer. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC.
     Exposures of our U.S. leveraged loans, including loans originated through Oppenheimer (net of allowance for credit losses of US$37 million as at October 31, 2009) are summarized in the table below. As at October 31, 2009, US$18 million of the loans and US$2 million of undrawn commitments were impaired and US$137 million of loans and US$22

Management’s Discussion and Analysis
million of undrawn commitments were included in the watch list. A provision for credit losses of $36 million (US$33 million) was recognized during the year.

US$ millions, as at October 31, 2009	Drawn	Undrawn(1)

Transportation	$113	$57
Gaming and lodging	67	61
Healthcare	66	199
Media and advertising	42	9
Manufacturing	32	128
Other	50	121

Total	$370	$575

Oct. 31, 2008	$500	$555

(1)	Includes unfunded letters of credit of US$36 million.
North American auto industry exposure
We have exposures to the North American auto industry through our securitization business and in our run-off exposure to third party non-Bank sponsored ABCP conduits as discussed above. As at October 31, 2009, we had loans and undrawn credit commitments to the North American auto-related industries as shown in the table below. In addition, we also have MTM receivables of approximately $36 million from derivatives transactions with these counterparties.

		Undrawn
		credit
$ millions, as at October 31, 2009	Loans(2)	commitments

Finance arms affiliated with the U.S. auto manufacturers(1)	$141	$9
Motor vehicle parts suppliers and wholesalers	79	306
Canadian automobile dealers	452	538

Total	$672	$853

Oct. 31, 2008	$819	$865

(1)	$109 million of the finance firms’ exposure is economically hedged with credit derivatives in our corporate loan hedging programs.

(2)	Includes impaired loans of $3 million, $1 million net of allowances as at October 31, 2009 (impaired loans of $9 million, $6 million net of allowances as at October 31, 2008).

Management’s Discussion and Analysis
Financial Performance Review
Net Interest Income and Margin

$ millions, for the year ended October 31	2009	2008	2007

Average assets	$350,706	$344,865	$328,520
Net interest income	5,394	5,207	4,558
Net interest margin	1.54%	1.51%	1.39%

Net interest income was up $187 million or 4% from 2008, primarily due to volume growth in most retail products, decreased trading interest expense, higher interest income from FirstCaribbean mainly due to the weaker Canadian dollar, and interest income on tax reassessments. These increases were partially offset by spread compression in retail products and lower revenue from trading securities.
     Additional information on net interest income and margin is provided in the “Supplementary annual financial information”.
Non-interest Income

$ millions, for the year ended October 31	2009	2008	2007

Underwriting and advisory fees	$478	$411	$745
Deposit and payment fees	773	776	791
Credit fees	304	237	287
Card fees	328	306	270
Investment management and custodial fees	419	525	535
Mutual fund fees	658	814	872
Insurance fees, net of claims	258	248	234
Commissions on securities transactions	472	565	875
Trading revenue	(531)	(6,821)	328
Available-for-sale gains (losses), net	275	(40)	521
FVO revenue	(33)	(249)	156
Income from securitized assets	518	585	489
Foreign exchange other than trading	496	437	390
Other	119	713	1,015

	$4,534	$(1,493)	$7,508

Non-interest income was up $6,027 million from 2008.
     Underwriting and advisory fees were up $67 million or 16%, primarily due to higher new issue activity.
     Credit fees were up $67 million or 28% primarily due to higher commercial banking activity.
     Investment management and custodial fees were down $106 million or 20%, mutual fund fees were down $156 million or 19% and commissions on securities transactions were down $93 million or 16%. These decreases were primarily due to a lower level of assets under administration as a result of market-driven decline in asset values.
     Trading revenue was up $6,290 million, driven largely by lower losses in the structured credit run-off business. See “Trading activities” section which follows for further details.
     Available-for-sale (AFS) gains, net includes realized gains and losses on disposals, net of write-downs to reflect other-than-temporary impairments in the value of the securities and limited partnerships. Revenue was up $315 million, primarily due to higher gains on sale of securities in Treasury partly offset by higher write-downs during the year.
     FVO revenue represents revenue from financial instruments designated at fair value and related hedges. Revenue was up $216 million, primarily due to higher revenue from U.S. real estate finance partially offset by higher MTM losses on our swap contracts related to mortgage securitization. See Note 13 to the consolidated financial statements for further details on our FVO financial instruments.
     Income from securitized assets was down $67 million or 11%, primarily due to lower levels of securitized assets in cards.
     Foreign exchange other than trading was up $59 million or 14%, largely due to the foreign exchange gain on repatriation activities.
     Other revenue includes realized gains and losses on sales and write-downs of equity-accounted investments, and other commissions and fees. Other was down $594 million or 83%, mainly due to MTM losses associated with corporate loan hedging programs compared to MTM gains in 2008.
Trading Activities

$ millions, for the year ended October 31	2009	2008	2007

Trading (loss) consists of:
Net interest income (expense)	$237	$(418)	$(638)
Non-interest income	(531)	(6,821)	328

	$(294)	$(7,239)	$(310)

Trading loss was lower by $6.9 billion, primarily due to lower losses related to the structured credit run-off activities. For a more detailed discussion of the structured credit losses, refer to the “Run-off Businesses and Other Selected Activities” section of the MD&A.
     Further details on the composition of our trading income by product type are provided in Note 12 to the consolidated financial statements.
Provision for Credit Losses

$ millions, for the year ended October 31	2009	2008	2007

Specific
Consumer	$1,020	$595	$563
Business and government	392	105	51

	1,412	700	614
General	237	73	(11)

	$1,649	$773	$603

The provision for credit losses was up $876 million from 2008.
      Specific provision in consumer portfolios was up $425 million driven by higher write-offs and delinquencies in credit cards and unsecured personal lending portfolios.
     Specific provisions in business and government lending increased by $287 million attributable to higher impaired loans in the run-off and U.S. real estate finance businesses.
     The provision for credit losses for the year included an increase in the general allowance of $237 million, primarily related to credit cards due to the difficult economic environment.

Management’s Discussion and Analysis
Non-interest Expenses

$ millions, for the year ended October 31	2009	2008	2007

Employee compensation and benefits
Salaries	$2,180	$2,435	$2,258
Incentive bonuses	520	414	926
Commissions	475	528	613
Benefits	435	540	595

	3,610	3,917	4,392
Occupancy costs	597	610	602
Computer and office equipment	1,010	1,095	1,104
Communications	288	284	317
Advertising and business development	173	217	246
Professional fees	189	230	178
Business and capital taxes	117	118	137
Other	676	730	636

	$6,660	$7,201	$7,612

Non-interest expenses decreased by $541 million or 8% from 2008.
     Employee compensation and benefits decreased by $307 million or 8%, primarily due to lower full time equivalent employees, lower pension expense due to the application of a higher discount rate at the end of 2008, and a change in the mix of our stock-based compensation programs, partially offset by higher performance-related compensation. 2008 benefited from higher recoveries related to stock appreciation rights (SARs) and performance share unit awards.
     Computer and office equipment decreased by $85 million or 8% due to lower consulting and software related expenses.
     Advertising and business development decreased by $44 million or 20%, mainly due to lower spending during the year.
     Professional fees decreased by $41 million or 18% mainly due to lower legal and consulting expenses.
     Other expenses, mainly comprising operational losses, outside services, and other variable expenses decreased by $54 million or 7% mainly due to lower litigation reserves and indirect taxes.
Taxes

$ millions, for the year ended October 31	2009	2008	2007

Income tax expense (benefit)	$424	$(2,218)	$524

Indirect taxes
GST and sales taxes	208	200	165
Payroll taxes	155	180	211
Capital taxes	106	107	125
Property and business taxes	51	45	53

Total indirect taxes	520	532	554

Total taxes	$944	$(1,686)	$1,078

Income taxes as a percentage of net income before income taxes and non-controlling interests	26.2%	52.1%	13.6%
Total taxes as a percentage of net income before deduction of total taxes and non-controlling interests	44.1%	45.2%	24.5%

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST) and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.
     Total income and indirect taxes were up $2,630 million from 2008.
     Income tax expense was $424 million, compared to a benefit of $2,218 million in 2008. This change was primarily due to higher income in the current year and a $486 million income tax reduction in 2008 attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements.
     Indirect taxes were down $12 million, or 2%, due to lower payroll taxes.
     At October 31, 2009, our future income tax asset was $1,635 million, net of a US$88 million ($95 million) valuation allowance. Included in the future income tax asset are $990 million related to Canadian non-capital loss carryforwards that expire in 19 years, $68 million related to Canadian capital loss carryforwards that have no expiry date, and $356 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     On October 2, 2009 the Canada Revenue Agency (CRA), issued reassessments disallowing the deduction of the 2005 Enron settlement payments of approximately $3.0 billion. We intend to commence legal proceedings to defend our tax filing position in the Tax Court of Canada, and believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest thereon of approximately $150 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $826 million plus non-deductible interest thereon of $130 million would be incurred.
     The Ontario Government, as part of its 2009 Budget, proposed to reduce Ontario corporate tax rates from 14% to 10% by 2013. These reductions were substantively enacted on November 16, 2009. As a result, we will have to write-down our future tax assets by approximately $25 million in the first quarter of 2010.
     Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) during the year. CIBC is now engaged in the process of finalizing amounts with the U.S. revenue authorities for the various affected taxation years. It is expected that this will be concluded, or substantially concluded, in 2010. While CIBC believes its provisions and charges to date accurately reflect the terms of the IRS settlement offer and subsequent clarifications thereto by the IRS, it is possible that additional charges could occur during the process of finalizing actual amounts with the U.S. revenue authorities.
     For a reconciliation of our income taxes in the consolidated statement of operations with the combined Canadian federal and provincial income tax rate, see Note 23 to the consolidated financial statements.
Foreign Exchange
In 2009, the Canadian dollar depreciated 13% on average relative to the U.S. dollar from the prior year, resulting in a $59 million increase in the translated value of our U.S. dollar functional earnings.

Management’s Discussion and Analysis
Fourth Quarter Review

$ millions, except per share amounts,				2009				2008
for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31

Revenue
CIBC Retail Markets	$2,376	$2,339	$2,251	$2,413	$2,361	$2,371	$2,278	$2,409
Wholesale Banking	483	531	(241)	(368)	(318)	(598)	(2,166)	(2,957)
Corporate and Other	29	(13)	151	(23)	161	132	14	27

Total revenue	$2,888	$2,857	$2,161	$2,022	$2,204	$1,905	$126	$(521)

Net interest income	$1,419	$1,369	$1,273	$1,333	$1,377	$1,327	$1,349	$1,154
Non-interest income	1,469	1,488	888	689	827	578	(1,223)	(1,675)

Total revenue	2,888	2,857	2,161	2,022	2,204	1,905	126	(521)
Provision for credit losses	424	547	394	284	222	203	176	172
Non-interest expenses	1,669	1,699	1,639	1,653	1,927	1,725	1,788	1,761

Income (loss) before taxes and non-controlling interests	795	611	128	85	55	(23)	(1,838)	(2,454)
Income taxes	145	172	174	(67)	(384)	(101)	(731)	(1,002)
Non-controlling interests	6	5	5	5	3	7	4	4

Net income (loss)	$644	$434	$(51)	$147	$436	$71	$(1,111)	$(1,456)

Per share – basic EPS	$1.57	$1.02	$(0.24)	$0.29	$1.07	$0.11	$(3.00)	$(4.39)
– diluted EPS	$1.56	$1.02	$(0.24)	$0.29	$1.06	$0.11	$(3.00)	$(4.39)

Compared with Q4/08
Net income was up $208 million or 48% from the fourth quarter of 2008.
     Net interest income was up $42 million or 3%, primarily due to volume growth in retail products, higher net interest income in FirstCaribbean and lower trading-related interest expense.
     Non-interest income was up $642 million or 78%, primarily due to lower charges on credit protection purchased from financial guarantors, and lower merchant banking losses/write-downs. These factors were partially offset by the losses associated with our corporate loan hedging programs. The fourth quarter of 2008 included a gain on the reduction of our unfunded commitment on a VFN, and the foreign exchange gain on repatriation activities.
     Provision for credit losses was up $202 million or 91%, primarily due to higher losses in the cards, unsecured personal lending, and corporate lending portfolios.
     Non-interest expenses were down $258 million or 13%, primarily due to higher severance accruals in the fourth quarter of 2008. The current quarter benefited from lower computer and other equipment expenses.
     Income tax expense was up by $529 million primarily due to the recognition of $486 million of tax benefits relating to
Enron-related litigation settlements in the fourth quarter of 2008.
Compared with Q3/09
Net income was up $210 million or 48% from the prior quarter.
      Net interest income was up $50 million or 4%, primarily due to lower trading-related interest expenses and volume growth in retail products, partially offset by interest income on tax reassessments in the prior quarter.
     Non-interest income was down $19 million or 1%, primarily due to lower gains in our structured credit run-off business and higher charges related to impairment of AFS securities. These factors were partially offset by lower losses in our structured credit run-off business and lower MTM losses associated with our corporate loan hedging programs.
     Provision for credit losses was down $123 million or 22%, primarily due to lower losses in cards, unsecured personal lending and corporate lending portfolios.
     Non-interest expenses were down $30 million or 2%, primarily due to lower performance-related compensation and benefits and computer and other equipment costs partially offset by higher advertising and business development expenses.
     Income tax expense was lower by $27 million or 16% primarily due to adjustments related to future tax assets partly offset by taxes on higher income in the current quarter.
Quarterly Trend Analysis
     Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
     Wholesale Banking revenue is influenced to a large extent by capital markets conditions. In 2008 it was adversely affected by the charges on credit protection purchased from financial guarantors and MTM losses related to our exposures to the USRMM.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Foreign exchange losses on repatriation activities were included in the first quarter of 2009 and the second quarter of 2008. The second quarter of 2009 and fourth quarter of 2008 included foreign exchange gains on repatriation activities.
Provision for credit losses
     The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Retail lending provisions trended higher beginning in the second half of 2008 largely due to higher losses in the cards and personal lending portfolios. This is the result of both volume growth as well as economic deterioration in the consumer sector. Recoveries and reversals in Wholesale Banking have decreased from the high levels in the past. Wholesale Banking provisions were higher in the third and fourth quarters of 2009, reflective of the recessions in the U.S. and Europe. There was an increase in general allowance in all the quarters of 2009.

Management’s Discussion and Analysis
Non-interest expenses
Non-interest expenses in the fourth quarter of 2008 included severance related expenses.
Income taxes
Income taxes vary with changes in income subject to tax and the jurisdictions in which the income is earned. It can also be affected by the impact of significant items. The first three quarters of 2008 had an income tax benefit resulting from the loss during the period. A $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements was recorded in the fourth quarter of 2008. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the second and fourth quarters of 2008. Tax-exempt income has generally been increasing over the period, until the third quarter of 2008. Thereafter, the tax-exempt income has been steadily decreasing. Income tax benefits on the foreign exchange losses on repatriation activities were included in the first quarter of 2009 and the second quarter of 2008. The second quarter of 2009 and the fourth quarter of 2008 included income tax expense on repatriation activities. The second quarter of 2009 included a write-off of future tax assets. The fourth quarter of 2009 included an increase in our future tax assets.
Non-controlling interests
Non-controlling interests were marginally higher in 2009 due to higher net income from FirstCaribbean.
Review of 2008 Financial Performance

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the year ended October 31		Markets	Banking	and Other	Total

2008	Net interest income (expense)	$5,543	$(251)	$(85)	$5,207
	Non-interest income (loss)	3,871	(5,788)	424	(1,493)
	Intersegment revenue	5	—	(5)	—

	Total revenue	9,419	(6,039)	334	3,714
	Provision for (reversal of) credit losses	833	12	(72)	773
	Non-interest expenses	5,473	1,263	465	7,201

	Income (loss) before taxes and non-controlling interests	3,113	(7,314)	(59)	(4,260)
	Income taxes	773	(3,114)	123	(2,218)
	Non-controlling interests	19	(1)	—	18

	Net income (loss)	$2,321	$(4,199)	$(182)	$(2,060)

2007	Net interest income (expense)	$5,301	$(568)	$(175)	$4,558
	Non-interest income	4,588	2,296	624	7,508
	Intersegment revenue	6	—	(6)	—

	Total revenue	9,895	1,728	443	12,066
	Provision for (reversal of) credit losses	783	(28)	(152)	603
	Non-interest expenses	5,579	1,621	412	7,612

	Income before taxes and non-controlling interests	3,533	135	183	3,851
	Income taxes	762	(307)	69	524
	Non-controlling interests	27	4	—	31

	Net income	$2,744	$438	$114	$3,296

The following discussion provides a comparison of our results of operations for the years ended October 31, 2008 and 2007.
Overview
Net income for 2008 was down $5,356 million from 2007, primarily due to losses in our structured credit run-off business, higher than normal severance accruals and write-downs on merchant banking and other investment portfolios, losses related to the sale of some of our U.S. businesses to Oppenheimer and the exit of certain trading positions, losses and interest expense relating to leveraged leases, and CVAs against our credit exposures to derivative counterparties. These were offset in part by the recognition of an additional expected tax benefit on Enron-related litigation settlements, higher gains on MTM of credit derivatives in the corporate loan hedging program and foreign exchange gain on repatriation activities.
Revenue by segments
CIBC Retail Markets
Revenue was down $476 million or 5% from 2007 primarily due to the gain on sale of Visa Inc. shares of $456 million in 2007. Narrower spreads in deposits, cards, mortgages, and loans were mostly offset by volume growth.
Wholesale Banking
Revenue was down $7,767 million from 2007, mainly due to structured credit losses, the sale of some of our U.S. businesses and lower investment banking and merchant banking revenue, offset in part by higher gains associated with corporate loan hedging programs.

Management’s Discussion and Analysis
Corporate and Other
Revenue was down $109 million or 25% from 2007, primarily due to lower unallocated revenue from treasury and lower revenue from the hedging of SARs, partially offset by foreign exchange gains on repatriation activities, and higher interest income from income tax assessments.
Consolidated CIBC
Net interest income
Net interest income was up $649 million or 14% from 2007, primarily due to volume growth in retail products, decreased trading interest expense, higher interest income from FirstCaribbean, and interest income on tax assessments. These increases were partially offset by losses and interest expense related to leveraged leases and unfavourable spreads in retail products.
Non-interest income
Non-interest income was down $9,001 million from 2007, largely due to structured credit losses. Other contributing factors were lower underwriting and advisory fees due to the sale of some of our U.S. businesses, lower new equity issues, lower trading volumes, losses related to third-party sponsored ABCP, higher write-downs in merchant banking, net unrealized losses on MBS inventory and seller swaps, and lower revenue from U.S. real estate finance. This was partially offset by increased income from securitized assets. 2007 included the Visa gain of $456 million.
Provision for credit losses
The provision for credit losses was up $170 million or 28% from 2007, mainly due to increased losses in the cards portfolio, lower recoveries and reversals in the corporate lending portfolio, offset in part by improvements in the personal lending portfolio.
     General provision increased by $35 million, primarily due to reversal of general allowance in 2007.
Non-interest expenses
Non-interest expenses in 2008 were down $411 million or 5% from 2007, primarily due to lower employee compensation and benefits, communication expense, and business and capital taxes. These were partially offset by higher expenses related to the sale of some of our U.S. businesses.
Income taxes
Income taxes were down $2,742 million from 2007, primarily due to lower income and a $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements.
Non-GAAP Measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance.
Net interest income, taxable equivalent basis (TEB)
We evaluate net interest income on an equivalent before-tax basis. In order to arrive at the TEB amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio (TEB) and trading revenue (TEB). We believe these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. See the “Capital resources” section for details on the definition and calculation of economic capital. Economic capital is a non-GAAP measure and there is no comparable GAAP measure.
Economic profit
Net income, adjusted for a charge on capital, determines economic profit. This measures the return generated by each business line in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.
Segmented return on equity
We use return on equity (ROE) on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.
Cash basis measures
Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Management believes these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Managed loans
Loans on a managed basis exclude the impact of securitizations. Through securitizations, we sell groups of loans to VIEs that issue securities to investors. The loans are removed from the consolidated balance sheet. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

Management’s Discussion and Analysis
The following table provides a reconciliation of non-GAAP to GAAP measures related to consolidated CIBC. The reconciliations of non-GAAP measures of business lines are provided in their respective sections.
Statement of operations measures

$ millions, for the year ended October 31		2009	2008	2007	2006	2005

Net interest income		$5,394	$5,207	$4,558	$4,435	$4,937
Non-interest income (expense)		4,534	(1,493)	7,508	6,916	7,561

Total revenue per financial statements		9,928	3,714	12,066	11,351	12,498
TEB adjustment		42	188	297	224	191

Total revenue (TEB)(1)	A	$9,970	$3,902	$12,363	$11,575	$12,689

Trading (loss) income		$(294)	$(7,239)	$(310)	$685	$820
TEB adjustment		38	183	292	221	176

Trading (loss) income (TEB)(1)		$(256)	$(7,056)	$(18)	$906	$996

Non-interest expenses per financial statements		$6,660	$7,201	$7,612	$7,488	$10,865
Less: amortization of other intangible assets		43	42	39	29	12

Cash non-interest expenses(1)	B	$6,617	$7,159	$7,573	$7,459	$10,853

Income (loss) before taxes and non-controlling interests per financial statements		$1,619	$(4,260)	$3,851	$3,315	$927
TEB adjustment		42	188	297	224	191

Income (loss) before taxes and non-controlling interests (TEB)(1)		$1,661	$(4,072)	$4,148	$3,539	$1,118

Net income (loss) applicable to common shares		$1,012	$(2,179)	$3,125	$2,514	$(157)
Add: after-tax effect of amortization of other intangible assets		33	32	29	20	9

Cash net income (loss) applicable to common shares(1)	C	$1,045	$(2,147)	$3,154	$2,534	$(148)

Basic weighted average of common shares (thousands)	D	381,677	370,229	336,092	335,135	339,263
Diluted weighted average of common shares (thousands)	E	382,442	371,763	339,316	338,360	342,909

Cash efficiency ratio (TEB)(1)	B/A	66.4%	n/m	61.3%	64.4%	85.5%
Cash basic EPS(1)	C/D	$2.74	$(5.80)	$9.38	$7.56	$(0.44)
Cash diluted EPS(1)(2)	C/E	$2.73	$(5.80)	$9.30	$7.49	$(0.44)

(1)	Non-GAAP measure.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore cash basic and cash diluted earnings (loss) per share is the same. n/m Not meaningful.
Managed loans (net of allowance)

$ millions, as at October 31		Reported	Securitized	Managed

2009	Residential mortgages	$86,110	$49,038	$135,148
	Credit cards	11,259	2,239	13,498

2008	Residential mortgages	$90,649	$39,247	$129,896
	Credit cards	10,480	3,541	14,021

2007	Residential mortgages	$91,623	$25,057	$116,680
	Credit cards	8,862	4,251	13,113

Business Unit Allocations
Treasury activities impact the reported financial results of CIBC’s strategic business units (CIBC Retail Markets and Wholesale Banking).
     Each business line is charged or credited with a market-based cost of funds on assets and liabilities, respectively, and this impacts the revenue performance of the business units. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the “Other” business line within CIBC Retail Markets and Wholesale Banking.
     Treasury also allocates capital to the business units in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with business unit activities. Earnings on unallocated capital and the impact of securitization activities remain in Corporate and Other.
     In addition, non-interest expenses are attributed to the business unit to which they relate. Indirect expenses are allocated to the business units based on appropriate criteria.
     We review our transfer pricing and treasury allocations methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. We made certain modifications to our allocation methodologies during the third quarter to better reflect product and business funding costs and observed client behaviour in the current environment. The modifications resulted in an increase in the revenue of CIBC Retail Markets and a corresponding decrease in the revenue of Wholesale Banking, including the structured credit run-off business, and Corporate and Other. Including these modifications, total treasury allocations to CIBC Retail Markets and Wholesale Banking in the current year were lower compared with last year. The modifications were applied on a prospective basis and prior period information was not restated.

Management’s Discussion and Analysis
Business Line Overview — CIBC Retail Markets

Overview	CIBC Retail Markets comprises CIBC’s personal banking, business banking and wealth management businesses. We provide a full range of financial products and services to almost 11 million personal, business banking and wealth management clients in Canada, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore and the Caribbean. In addition, we offer a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.

Objective	CIBC Retail Markets’ objective is to be the primary financial institution for our clients.

Strategy	Our strategy is to deepen relationships with our clients and consolidate their business with us by delivering strong advisory solutions, enhancing the client experience and providing competitive products to help clients achieve their financial goals.

2009 in Review
•    Strengthened our ability to offer CIBC clients greater access and choice by opening, relocating or expanding 41 branches, introducing Sunday hours at additional branches and extending hours at many others. CIBC now offers Sunday banking at 46 branches across the country.

•    Enhanced the ABM experience for clients by replacing more than 1,200 of our ABMs with new machines that offer the latest technology and security features, consume less power and are fully accessible.

•    Continued to offer a leading website for clients. CIBC’s strong web capabilities were recognized for a second year in a row by Global Finance magazine, which once again rated www.cibc.com as the “Best Consumer Internet Bank” in Canada and “Best Online Consumer Credit site” in North America.

•    Introduced a number of new savings and deposit options to help Canadians meet their financial goals, including the CIBC Tax-Free Savings Account (TFSA), the Renaissance High Interest Savings Account, the CIBC Unlimited Business Operating Account and the CIBC Registered Disability Savings Plan (RDSP).

• CIBC was the first bank to accept China Unionpay cards, enabling access to funds through any of CIBC’s more than 3,800 ABMs using China Unionpay cards.

• CIBC Aerogold and Aerogold Visa Infinite credit cards were recognized as the top airline travel cards in Canada by travel loyalty rewards expert Patrick Sojka of rewardscanada.ca.

2010 Priorities	• The delivery of strong advisory solutions

• An excellent client experience

• Competitive, client-focused products

Management’s Discussion and Analysis
Business Line Overview — CIBC Retail Markets

Area of business	Priorities	Measures
Personal banking	- Extend CIBC’s strong advice capabilities to personal banking clients - Provide high-quality and consistent client service - Increase sales and service capability - Improve productivity	- Growth in funds managed - Client satisfaction - Credit quality	Total funds managed for clients ($ billions)

Business banking	- Continue to integrate delivery of all CIBC services - Target client acquisition and retention through superior service - Enhance employee capabilities through training and coaching	- Growth in funds managed - Client satisfaction - Credit quality	Total funds managed for clients ($ billions)

Wealth management	- Maintain a leadership position in full- service brokerage - Continue to focus on fee-based business growth - Improve investment performance - Improve competitiveness of product offer	- Average assets per Investment Advisor - Client satisfaction - Assets under administration	Wood Gundy assets under administration ($ billions)

FirstCaribbean	- Provide high-quality and consistent client service - Improve productivity - Increase profitability and shareholder value	- Growth in deposits/funds managed - Growth in loan balances - Efficiency ratio - EPS growth/return on equity	Total assets (US$ billions)

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2009	2008	2007

Revenue
Personal banking	$5,932	$5,719	$6,076
Business banking	1,333	1,357	1,402
Wealth management	1,275	1,532	1,669
FirstCaribbean	713	574	507
Other	126	237	241

Total revenue (a)	9,379	9,419	9,895
Provision for credit losses	1,382	833	783
Non-interest expenses (b)	5,282	5,473	5,579

Income before taxes and non-controlling interests	2,715	3,113	3,533
Income taxes	764	773	762
Non-controlling interests	21	19	27

Net income (c)	$1,930	$2,321	$2,744

Efficiency ratio (b/a)	56.3%	58.1%	56.4%
Amortization of other intangible assets (d)	$32	$31	$29
Cash efficiency ratio(2) ((b-d)/a)	56.0%	57.8%	56.1%
ROE(2)	38.9%	47.1%	57.7%
Charge for economic capital(2) (e)	$(673)	$(635)	$(606)
Economic profit(2) (c+e)	$1,257	$1,686	$2,138
Average assets ($ billions)	$290.6	$263.0	$245.2
Full-time equivalent employees	28,928	29,374	29,408

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
In 2009, we realigned our business lines to better reflect the management of our activities. As a result of the realignment, the business lines are as follows:
•	Personal banking — includes personal deposits and lending, credit cards, residential mortgages, and insurance

•	Business banking — includes business deposits and lending, commercial mortgages, and commercial banking

•	Wealth management — includes retail brokerage and asset management

•	FirstCaribbean

•	Other
Net income was down $391 million or 17% from 2008. Revenue decreased as a result of narrower spreads and lower wealth management revenue, partially offset by volume growth across most products. A higher provision for credit losses due to the difficult economic environment was partly offset by lower non-interest expenses.
Revenue
Revenue was down $40 million or less than 1% from 2008.
     Personal banking revenue was up $213 million from 2008. Volume growth across all products and wider prime/BA spread in lending products was partially offset by lower spreads in deposits and lower mortgage net prepayment fees.
     Business banking revenue was down $24 million from 2008, primarily due to narrower spreads on deposits partially offset by wider lending spreads.
     Wealth management revenue was down $257 million from 2008. Fee income was lower as a result of market-driven decline in asset values and spreads on deposits decreased due to the lower interest rate environment.
     FirstCaribbean revenue was up $139 million from 2008 as a result of a weaker Canadian dollar, lower funding costs, lower MTM losses on hedges, and gains on redemption of subordinated debt.
     Other revenue was down $111 million from 2008, primarily due to lower treasury revenue allocations.
Provision for credit losses
Provision for credit losses was up $549 million or 66% from 2008. Increased losses were driven by higher delinquencies and bankruptcies as a result of the difficult economic environment.
Non-interest expenses
Non-interest expenses were down $191 million or 3% from 2008, primarily as a result of lower performance related compensation and continued effective cost management, partially offset by the impact of the weaker Canadian dollar on FirstCaribbean expenses.
Income taxes
Income taxes were down $9 million or 1% from 2008, due to a decrease in income, which was largely offset by a higher effective tax rate.
Non-controlling interests
Non-controlling interests represent the minority interest in FirstCaribbean.
Average assets
Average assets were up $27.6 billion from 2008, primarily due to increases in treasury allocated securities, mortgages and personal loan balances.

Management’s Discussion and Analysis
Business Line Overview — Wholesale Banking

Overview	In support of our objective to be a premier client-focused, Canadian-based wholesale bank, we provide a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Objective	Our mission is to bring Canadian capital markets products to Canada and the rest of the world and also bring the world to Canada.

Strategy	Our goal is to be the premier client-focused wholesale bank based in Canada. We will accomplish this goal by focusing on our strengths in key areas to deliver outstanding service and value to our clients.

2009 in Review	• Acted as Sole-Bookrunner in a US$1 billion cross-border public offering of subordinate voting shares for Fairfax Financial Holdings Limited.

• Led or participated in seven offerings of Canada Mortgage Bonds, that raised more than $37 billion from global capital markets.

•    Led or participated in a number of major corporate bond issues across a number of industries for clients such as Manulife Financial Corporation, TransAlta Corporation, Canadian Tire Corporation, Limited and Fortis Inc.

•    Acted as Lead Agent and Joint-Bookrunner in a $905 million private placement and as Lead Manager and Joint- Bookrunner in a $1.3 billion public offering on ING Groep’s sale of its 70% ownership interest in ING Canada.

• Acted as Financial Advisor to Suncor Energy Inc. on its $59 billion merger with Petro-Canada.

•    Advances in our electronic trading helped solidify our position as a leading equity trader on the TSX. In 2009, we ranked number one by both volume and value, a marked improvement over previous years.

2010 Priorities	• Grow with CIBC, aligning our business with the bank’s strategy

• Focus on key clients and businesses

• Emphasize our Canadian capabilities

• Leverage our knowledge to provide other profitable, risk-controlled activities

Area of business	Priorities	Measures
Corporate & Investment banking	- Maintain market leadership through investing in core relationships - Increase credit flexibility in support of core client franchise - Increase international alignment and focus	- Revenue - Return on capital - Canadian market share	Revenue ($ millions)

Capital markets	- Maintain strength/market leadership in Canada - Continue to enhance electronic trading capabilities - Continue to build additional synergies and distribution opportunities with the full CIBC network	- Revenue - Return on capital - Canadian market share	Revenue ($ millions)

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2009	2008	2007

Revenue (TEB)(2)
Capital markets	$1,203	$638	$1,071
Corporate and investment banking	723	513	807
Other	(1,479)	(7,002)	147

Total revenue (TEB)(2)	447	(5,851)	2,025
TEB adjustment	42	188	297

Total revenue	405	(6,039)	1,728
Provision for (reversal of) credit losses	218	12	(28)
Non-interest expenses	1,006	1,263	1,621

(Loss) income before taxes and non-controlling interests	(819)	(7,314)	135
Income tax benefit	(312)	(3,114)	(307)
Non-controlling interests	—	(1)	4

Net (loss) income (a)	$(507)	$(4,199)	$438

ROE(2)	n/m	n/m	25.1%
Charge for economic capital(2) (b)	$(346)	$(297)	$(215)
Economic (loss) profit(2) (a+b)	$(853)	$(4,496)	$223
Average assets ($ billions)	$85.3	$99.4	$102.3
Full-time equivalent employees	1,062	1,125	1,969

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

n/m	Not meaningful
Financial overview
In 2009, we changed the name of our wholesale banking business from CIBC World Markets to Wholesale Banking and realigned the business lines to better reflect the repositioning of our activities. As a result of the realignment, the business lines are as follows:
•	Capital markets — includes cash equities, global derivatives and strategic risks, fixed income, currencies and distribution businesses
•	Corporate and investment banking — includes corporate credit products, investment banking, U.S. real estate finance, and strategic merchant banking
•	Other — includes legacy merchant banking, structured credit and other run-off businesses, exited businesses, and corporate loan hedging
Net loss was down $3.7 billion from 2008, primarily due to lower structured credit losses. The current year included higher revenue in capital markets and corporate and investment banking, partially offset by MTM losses on corporate loan hedges. The current year also benefited from lower expenses which were partly offset by a higher provision for credit losses.
Revenue
Revenue was up $6.4 billion from 2008.
     Capital markets revenue was up $565 million, driven by higher revenue in equity derivatives, fixed income trading, interest rate derivatives and debt and equity issuances.
     Corporate and investment banking revenue was up $210 million, primarily due to higher revenue from U.S. real estate finance, corporate credit products, and our strategic merchant banking portfolio, partially offset by lower advisory fees in investment banking.
     Other revenue was up $5.5 billion, primarily due to lower structured credit losses partially offset by the MTM losses on corporate loan hedges in the current year, compared to MTM gains in the prior year. For a more detailed discussion of the structured credit losses, refer to the “Run-off businesses and other selected activities” section of the MD&A.
Provision for credit losses
Provision for credit losses was up $206 million from 2008, mainly due to higher losses in our U.S. real estate finance and European leveraged finance run-off portfolio.
Non-interest expenses
Non-interest expenses were down $257 million or 20%, primarily due to the impact of the sale of some of our U.S. businesses, lower severance, occupancy and litigation-related expenses, partially offset by higher performance-related compensation.
Income taxes
Income tax benefit was $312 million, compared to $3,114 million in 2008, largely due to substantially lower structured credit losses.
Average assets
Average assets were down $14.1 billion or 14% from 2008, primarily due to reduced trading activity.
Full-time equivalent employees
The full-time equivalent employees were down 63 from 2008, primarily due to continued cost reduction initiatives.

Management’s Discussion and Analysis
Corporate and Other
Corporate and Other comprises the five functional groups —Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The impact of securitization is retained within Corporate and Other. The remaining revenue and expenses are generally allocated to the business lines.
Results(1)

$ millions, for the year ended October 31	2009	2008	2007

Total revenue	$144	$334	$443
Provision for (reversal of) credit losses	49	(72)	(152)
Non-interest expenses	372	465	412

(Loss) income before taxes and non-controlling interests	(277)	(59)	183
Income tax (benefit) expense	(28)	123	69

Net (loss) income	$(249)	$(182)	$114

Full-time equivalent employees	11,951	12,794	13,529

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
Financial overview
Net loss was up $67 million from 2008 primarily due to lower unallocated treasury revenue which includes securitization activities, and a higher provision for credit losses in the general allowance. These losses were partially offset by a higher net gain on repatriation activities, and lower unallocated corporate support costs.
Revenue
Revenue was down $190 million or 57% from 2008 mainly due to lower unallocated treasury revenue which includes securitization activities, partially offset by higher foreign exchange gains on repatriation activities. The prior year also included losses from the hedging of SARs.
Provision for credit losses
Provision for credit losses was up $121 million from 2008, primarily due to a higher provision for credit losses in the general allowance, partially offset by the reversal of credit losses as a result of asset securitization.
Non-interest expenses
Non-interest expenses were down $93 million or 20% from 2008, primarily due to lower unallocated severance expenses. The prior year also included higher recoveries related to SARs.
Income taxes
Income tax benefit was $28 million, compared to an income tax expense of $123 million in 2008 primarily due to lower income. The current year included lower tax expense on repatriation activities.
Full time equivalent employees
The full-time equivalent employees were down 843 from 2008 primarily due to continuing cost reduction initiatives and reduced infrastructure support from the sale of some of our U.S. businesses.

Management’s Discussion and Analysis
Financial Condition
Review of Consolidated Balance Sheet

$ millions, as at October 31	2009	2008

Assets
Cash and deposits with banks	$7,007	$8,959

Securities
Trading	15,110	37,244
Available-for-sale (AFS)	40,160	13,302
Designated at fair value (FVO)	22,306	21,861
Held-to-maturity (HTM)	—	6,764

	77,576	79,171

Securities borrowed or purchased under resale agreements	32,751	35,596

Loans
Residential mortgages	86,152	90,695
Personal	33,869	32,124
Credit card	11,808	10,829
Business and government	37,343	39,273
Allowance for credit losses	(1,960)	(1,446)

	167,212	171,475

Derivative instruments	24,696	28,644
Other assets	26,702	30,085

	$335,944	$353,930

Liabilities and shareholders’ equity
Deposits
Personal	$108,324	$99,477
Business and government	107,209	117,772
Bank	7,584	15,703

	223,117	232,952

Derivative instruments	27,162	32,742
Obligations related to securities lent or sold short or under repurchase agreements	43,369	44,947
Other liabilities	22,090	22,015
Subordinated indebtedness	5,157	6,658
Preferred share liabilities	600	600
Non-controlling interests	174	185
Shareholders’ equity	14,275	13,831

	$335,944	$353,930

Assets
As at October 31, 2009, total assets decreased by $18.0 billion or 5% from 2008.
     Cash and deposits with banks were down $2 billion or 22%, mainly due to investment in AFS securities and normal treasury activities.
     Securities were down $1.6 billion or 2%. Trading securities decreased as securities that matured during the year were reinvested in debt and government securities classified as AFS securities. AFS securities also increased due to new investments made during the year. HTM securities were reclassified to loans on November 1, 2008. Further details on the composition of securities are provided in Note 4 to the consolidated financial statements and in the “Supplementary annual financial information”.
     Securities borrowed or purchased under resale agreements decreased by $2.8 billion or 8% primarily due to funding requirements.
     Loans were down $4.3 billion or 2% from 2008. The decrease was mainly due to the repayment of certain significant business and government loans and reduction in residential mortgages and an increase in allowances. Residential mortgages decreased largely due to securitizations, net of volume growth. The decreases were partially offset by the reclassification of HTM securities to business and government loans. A detailed discussion of the loan portfolio is included in the “Management of Credit Risk” section.
     Derivative instruments decreased by $3.9 billion or 14%, largely due to lower market valuation on foreign exchange, credit and equity derivatives, offset in part by higher market valuation driven by higher trading volumes in interest-rate derivatives. The market valuation of credit derivatives is net of valuation adjustments related to the credit protection purchased from financial guarantors.
     Other assets were down $3.4 billion or 11%, mainly due to $1.8 billion of tax refunds received during the year.
Liabilities
Total liabilities as at October 31, 2009 were down by $18.4 billion or 5% from 2008.
     Deposits were down $9.8 billion or 4%, due to a decrease in business and government and bank deposits driven by a reduction in our funding requirements, partially offset by volume growth in retail deposits. Further details on the composition of deposits are provided in Note 10 of the consolidated financial statements and in the “Supplementary annual financial information”.
     Derivative instruments decreased by $5.6 billion or 17%, mainly due to lower market valuation on foreign exchange, credit and equity derivatives, offset in part by higher market valuation driven by higher trading volumes in interest-rate derivatives.
     Subordinated indebtedness decreased by $1.5 billion or 23%, due to redemptions made during the year. Further details on the redemptions are provided in the “Capital Resources” section.
Shareholders’ equity
Shareholders’ equity as at October 31, 2009 was up by $444 million or 3% mainly on earnings for the year and issuance of preferred shares, offset by payment of dividends.
Capital Resources
Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. We manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.
Basel II Capital Accord
On November 1, 2007, we adopted the Basel II capital management framework, which enhances the risk sensitivity of minimum regulatory capital requirements. Under the Basel II framework, regulatory capital includes a charge for operational risk. The rules require greater transparency of risk management information intrinsic to underlying risks and capital adequacy.
     CIBC implemented the Advanced Internal Ratings Based (AIRB)

Management’s Discussion and Analysis
approach for all material credit risk portfolios. We received approval with attached conditions from the Office of the Superintendent of Financial Institutions (OSFI) on December 31, 2007. Immaterial portfolios are on the standardized approach, and in the event that any one of these portfolios becomes material, management will develop and implement plans to transition it to an AIRB approach, as required by OSFI. Regulatory capital for securitization activities is based on either internal estimates of risks or external ratings issued by recognized ratings agencies. Refer to the “Credit Risk” section for more details.
     For operational risk, we received formal acceptance from OSFI in December 2008 to implement the Advanced Measurement Approach (AMA).
     Market risks associated with the trading book are subject to the provisions of the Market Risk Amendment to the Basel Accord, which was originally issued in 1996 and subsequently revised in 1998. Basel II does not introduce a material change in the calculation of regulatory capital for market risk in the trading book and we continue to use the Internal Models Approach (IMA) approved by OSFI. Our economic capital assessment relies upon the same models, calibrated to a soundness standard of 99.865%, with differing holding periods for capital dependent upon the perceived liquidity of our various trading portfolios.
     In July 2009, the Basel Committee on Banking Supervision issued a series of guidelines to enhance the Basel II capital management framework. The guidelines include revisions to the Basel II market risk framework, enhancements to the Basel II credit risk framework, and the introduction of capital requirements for incremental risk in the trading book. These guidelines strengthen the rules governing trading book capital as well as increase the capital requirements for securitization and re-securitization activities. In addition, the amendment prescribes expanded supervisory review of internal risk management activities surrounding securitization and re-securitization activities as well as increased disclosure for such activities. These guidelines are effective December 2010 except for the supplementary supervisory review process changes which are effective immediately. We are currently evaluating the impact of adopting these amendments which will ultimately depend on the composition of the relevant portfolios at the time of implementation.
Regulatory capital and ratios
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolved from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). The BIS framework allows some domestic regulatory discretion in determining capital. Capital ratios of banks in different countries are, therefore, not strictly comparable unless adjusted for discretionary differences.
     BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.
     Total regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions. The components of our regulatory capital are shown in the following table.
     Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to CIBC’s financial statements is described in Note 1 to the consolidated financial statements. All subsidiaries, except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investments in insurance subsidiaries, substantial investments, and applicable securitization-related activities. Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.
     As a result of our holdings of subordinated enhancement notes issued by Cards II Trust as described in the “Off-balance Sheet Arrangements” section, commencing the fourth quarter of 2009, we are required to hold regulatory capital for the underlying securitized credit card receivables as if they had remained on our balance sheet. This treatment resulted in a reduction of our Tier 1 and Total capital ratios by approximately 0.18% and 0.25% respectively.

$ millions, as at October 31	2009	2008

Tier 1 capital
Common shares(1)	$6,241	$6,063
Contributed surplus	92	96
Retained earnings	5,156	5,483
Net after-tax fair value losses arising from changes in institution’s own credit risk	4	2
Foreign currency translation adjustments (component of AOCI)	(495)	(357)
Net after-tax unrealized holding losses on AFS equity securities in OCI	(14)	(10)
Non-cumulative preferred shares(2)	3,756	3,231
Innovative instruments	1,599	—
Certain non-controlling interests in subsidiaries	174	174
Goodwill	(1,997)	(2,100)
Gains on sale of applicable securitized assets	(59)	(53)
50/50 deductions from each of Tier 1 and Tier 2(3)	(303)	(164)

	14,154	12,365

Tier 2 capital
Perpetual subordinated indebtedness	286	363
Other subordinated indebtedness (net of amortization)	4,736	6,062
Eligible general allowance (standardized approach)(4)	119	108
50/50 deductions from each of Tier 1 and Tier 2(3)	(303)	(164)
Other equity and substantial investment deduction	(165)	(605)

	4,673	5,764

Total capital available for regulatory purposes	$18,827	$18,129

Regulatory capital ratios
Tier 1 capital	12.1%	10.5%
Total capital	16.1%	15.4%
Assets-to-capital multiple	16.3x	17.9x

(1)	Does not include short trading positions of nil (2008: $0.4 million) in CIBC common shares.

(2)	Includes non-cumulative preferred shares totalling $600 million (2008: $600 million) that are redeemable by the holders and as such, are shown as preferred share liabilities on the consolidated balance sheet.

(3)	Items which are deducted 50% from each of Tier 1 capital and Tier 2 capital include allowance shortfall calculated under AIRB approach, securitization exposures (other than gain on sale of applicable securitized assets) and substantial investments in unconsolidated entities. The substantial investment amounts which qualified for OSFI’s transition rules were deducted 100% from Tier 2 capital during 2008. In addition, investment insurance activities continue to be deducted 100% from Tier 2 capital in accordance with OSFI’s transition rules.

(4)	Amount for 2008 has not been adjusted for the movement of specific allowance related to credit cards to general allowance as previously noted.
The Tier 1 ratio was up 1.6% and the total capital ratio was up 0.7% from October 31, 2008, mainly due to the Notes issued by CIBC Capital Trust and the issue of preferred shares, both noted below, offset in part by structured credit charges during the year. The ratios also benefited from slightly lower risk-weighted assets (RWAs), as reductions driven by the strengthening of the Canadian dollar, the purchase of residential mortgage insurance, and lower market and operational risk were partially offset by RWA increases against several exposures, including corporate and financial guarantors, and the risk weighting of securitized exposures in Cards II Trust noted above.
     In addition, the Tier 1 ratio was adversely impacted by the expiry

Management’s Discussion and Analysis
of OSFI’s transition rules related to the grandfathering of substantial investments held prior to December 31, 2006, which were deducted entirely from Tier 2 capital in 2008. The redemption of our subordinated indebtedness described below also reduced the total capital ratio.
Capital management
Our capital management policies, established by the Board, relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to the vast majority of our exposures to determine the impact on the consolidated statement of operations, RWA requirements, and consequently key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.
     The following were the main capital initiatives undertaken:
Subordinated debt
On June 1, 2009, we redeemed all $750 million of our 4.25% Debentures (subordinated indebtedness) due June 1, 2014 for their outstanding principal amount plus unpaid interest accrued to the redemption date in accordance with their terms.
     On October 15, 2009, we redeemed all $500 million of our 4.50% Debentures (subordinated indebtedness) due October 15, 2014 for their outstanding principal amount plus unpaid interest accrued to the redemption date in accordance with their terms.
Innovative Tier 1 Notes
On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion of 9.976% CIBC Tier 1 Notes — Series A due June 30, 2108 and $300 million of 10.25% CIBC Tier 1 Notes —Series B due June 30, 2108. The Notes qualify as part of Tier 1 regulatory capital. See Note 18 to the consolidated financial statements for additional details.
Preferred shares
On February 4, 2009, we issued 13 million 6.5% non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares), with a par value of $25.00 each, for net proceeds of $319 million.
     On March 6, 2009, we issued 8 million 6.5% non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares), with a par value of $25.00 each, for net proceeds of $196 million.
     On June 17, 2009, the offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share expired. During the year we did not purchase shares under this offer.
Common shares
Pursuant to stock option plans, we issued 1 million new common shares for a total consideration of $41 million for the year ended October 31, 2009.
     Pursuant to the Shareholder Investment Plan, we issued 2.2 million new common shares for a total consideration of $137 million for the year ended October 31, 2009.
     On November 9, 2007, the TSX accepted our notice of intention to commence a new normal course issuer bid. The bid expired on October 31, 2008, without any shares being repurchased.
Dividends
During the year, we paid quarterly dividends of 87 cents per share. Common and preferred share dividends are declared quarterly at the discretion of the Board. In addition, the declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares and the terms of the Notes issued by CIBC Capital Trust, as explained in Notes 17 and 18 to the consolidated financial statements.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients and business lines, as required. This enables us to measure and compare risk-adjusted returns across products and business lines, and contributes to the analysis of where to direct the allocation of scarce balance sheet resources.
     Our economic capital methodology comprises a number of key risk types including credit, strategic, operational, investment, and market.
Total economic capital by risk type
Total economic capital by segment

Management’s Discussion and Analysis
Risk-weighted assets
Under the Basel II AIRB approach, credit risk RWA are calculated according to the mathematical formula utilizing probability of default (PD), loss given default (LGD) and exposure at default (EAD) and in some cases, maturity adjustments.
     Under the Basel II Standardized approach, credit risk RWA are calculated by applying the weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. RWA for market risk in the trading portfolio are statistically estimated based on models approved by OSFI. RWA for operational risk related to losses from inadequate or failed processes, people and systems are estimated under a model based approach approved by OSFI.

	Risk-weighted amounts
$ millions, as at October 31	2009	2008

Credit risk
Standardized approach
Corporate	$5,554	$6,754
Sovereign	202	253
Banks	405	223
Real estate secured personal lending	1,716	1,860
Other retail	875	1,203
Securitizations	—	131

	8,752	10,424
AIRB approach
Corporate	34,388	32,300
Sovereign	1,670	1,213
Banks	3,552	3,332
Real estate secured personal lending	4,894	6,080
Qualifying revolving retail	14,801	10,935
Other retail	5,650	5,947
Equity(1)	896	933
Trading book	7,588	8,595
Securitizations	2,522	2,455
Adjustment for scaling factor	4,558	4,307

	80,519	76,097
Other credit risk-weighted assets	7,919	8,640

Total credit risk	97,190	95,161
Market risk (Internal Models Approach)	1,321	2,928
Operational risk (Advanced Measurement Approach)	18,787	19,857

Total risk-weighted assets	$117,298	$117,946

(1)	100% risk-weighted.

Management’s Discussion and Analysis
Outstanding share data

				Conversion for common shares
	Shares outstanding			CIBC’s	Shareholders’
As at November 30, 2009	No. of shares	$ millions		conversion date	conversion date

Common shares(1)	384,054,189	$6,244
Class A Preferred Shares
Classified as equity
Series 18	12,000,000	$300		not convertible	not convertible
Series 26	10,000,000	250		April 30, 2008	not convertible
Series 27	12,000,000	300		October 31, 2008	not convertible
Series 28(2)	2,000	—	(3)	not convertible	not convertible
Series 29	13,232,342	331		May 1, 2010	not convertible
Series 30	16,000,000	400		not convertible	not convertible
Series 31	18,000,000	450		not convertible	not convertible
Series 32	12,000,000	300		not convertible	not convertible
Series 33	12,000,000	300		not convertible	not convertible
Series 35	13,000,000	325		not convertible	not convertible
Series 37	8,000,000	200		not convertible	not convertible

Total		$3,156

Class A Preferred Shares
Classified as liabilities
Series 19	8,000,000	$200		April 30, 2008	April 30, 2013
Series 23	16,000,000	400		October 31, 2007	July 31, 2011

Total		$600

Stock options outstanding	6,948,563

(1)	Net of treasury shares: 2,065 $nil million.

(2)	The offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share expired on June 17, 2009.

(3)	Due to rounding.
As noted in the table above, certain series of Class A Preferred Shares provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
     Non-cumulative Class A Preferred Shares, Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 35 shares may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares, Series 36 (Series 36 shares) at the holder’s option on April 30, 2014. Thereafter Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014.
     Series 37 shares may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares, Series 38 (Series 38 shares) at the holder’s option on July 31, 2014. Thereafter Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

Management’s Discussion and Analysis
Off-balance Sheet Arrangements
Off-balance sheet arrangements include securitizations, derivatives, credit-related arrangements and guarantees. These off-balance sheet arrangements are either not recorded on the consolidated balance sheet or are recorded in amounts that differ from the full contract or notional amounts. They could have a current or future effect on our financial condition as they involve, among other risks, varying elements of market, credit and liquidity risk, as discussed in the “Management of Risk” section. Off-balance sheet arrangements are generally undertaken both as a revenue-generating business activity and for risk management, capital management and/or funding management purposes.
Securitizations
Off-balance sheet arrangements may involve the use of variable interest entities (VIEs). VIEs may be formed as corporations, partnerships, limited liability companies or trusts. They are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks.
     VIEs are often used for securitizing our own assets or third-party assets. In a securitization, an entity transfers assets to a VIE in exchange for cash. The VIE will fund these purchases by issuing ownership interests and debt securities to third-party investors.
     VIEs are also used to create investment products by aggregating pools of assets and issuing ABCP or longer-term multi-tiered debt instruments which may include super senior, senior, mezzanine and equity tranches. Often these VIEs are referred to by reference to the types of assets that are aggregated within the VIE, such as RMBS, which aggregate residential mortgage loans, or CLOs which aggregate corporate loans. In addition, VIEs can also aggregate debt securities issued by other VIEs, such as RMBS, in which case they are referred to as CDOs. In more complex structures, VIEs which aggregate securities issued by other CDOs and then issue a further tranche of debt securities are referred to as CDO squared.
     VIEs are generally structured to be bankruptcy remote, thereby insulating investors from creditors of other entities, including the asset seller. Investors can benefit from and may have recourse to, the VIE assets, including a cash collateral account and overcollateralization in the form of excess assets, a liquidity facility or a guarantee or other forms of credit enhancements. Accordingly, the debt securities issued by the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.
     We engage all four major rating agencies, Moody’s Investors Service (Moody’s), Dominion Bond Rating Service Limited (DBRS), Standard & Poor’s (S&P) and Fitch Ratings Limited (Fitch), to opine on the credit ratings of asset-backed securities issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the more conservative rating.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE that purchases these assets should be consolidated into our financial statements. We record the transaction as a sale of assets when the derecognition criteria are met and when we are not required to consolidate the VIE. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We continue to service all securitized assets after transfer.
     The following table provides details on our securitized assets. Further details on our securitization transactions are provided in Note 6 to the consolidated financial statements.

$ millions, as at or for the year ended		Residential	Credit	Commercial
October 31		mortgages	cards	mortgages

2009	Outstanding securitized assets	$49,038	$2,239	$549
	Interest-only strips	1,152	11	—
	Liquidity facilities(1)	443	—	—
	Securitization revenue(2)	210	308	—

2008	Outstanding securitized assets	$39,247	$3,541	$621
	Interest-only strips	501	27	—
	Liquidity facilities(1)	620	—	—
	Securitization revenue(2)	194	390	1

(1)	Net of investments in our securitization vehicles.

(2)	Includes net gain on sale of securitized assets of $144 million (2008: $105 million).
Residential mortgage loans
We securitize insured fixed and variable-rate residential mortgages through the creation of MBS under the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation (CMHC), and the more recent government of Canada National Housing Act (NHA) MBS Auction process. Under both programs, the MBS are sold to a trust that issues securities to investors. During the year, we sold approximately $20.8 billion of MBS under these programs. We maintain the client account relationships and continue to service the securitized loans. We also enter into swap arrangements with CMHC to receive interest cash flows from the securitized MBS assets in return for paying interest on the bond issued by CMHC. In addition to interest on the MBS assets, the swap arrangement entitles us to any interest earned on CMHC’s principal reinvestment account resulting from principal repaid on those MBS assets. We also securitize uninsured fixed-rate mortgages to a qualifying specific purpose entity (QSPE), which we are not required to consolidate.
Credit card receivables
Credit card receivables are securitized through a trust, which is established to purchase co-ownership interests in the receivables with the proceeds of securities issued by the trust. We sell co-ownership interests in receivables to the trust on a non-recourse basis. We are one of several underwriters that distribute securities issued by the trust. We continue to maintain the credit card client account relationships and provide servicing for receivables sold to the trust. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trust each period to replenish receivable amounts as clients repay their balances. This trust meets the criteria for a QSPE pursuant to the CICA Accounting Guideline (AcG) 12, “Transfers of Receivables,” and, accordingly, we do not consolidate this trust.
     We retain some risk of loss with respect to the receivables held by the trust to the extent of our retained interest. Our interest in the excess spread from the trust is subordinate to the trust’s obligation to the holders of its asset-backed securities. The excess spread represents our participation in the residual income after all the interests and administrative expenses have been paid. As a result, excess spread absorbs losses with respect to credit card receivables before payments to the note-holders are affected. Subordinated notes, which we may retain, also absorb losses before payments to senior note-holders are affected.
     During the year, we securitized credit card receivables of $54 million to Cards II Trust, a QSPE, and purchased the same amount of a new series of enhancement notes issued by the QSPE. The notes

Management’s Discussion and Analysis
are subordinated to the existing outstanding Series 2005-1, Series 2005-2, Series 2005-3, Series 2005-4, Series 2006-1 and Series 2006-2 notes issued by the QSPE.
Commercial mortgage loans
We securitize certain commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. As at October 31, 2009, we held ownership certificates of $26 million (2008: $22 million). We continue to service the mortgages. There were no commercial mortgages securitized during the year.
Securitization of third-party assets
CIBC sponsored conduits
We sponsor several multi-seller and single-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. These conduits provide our clients with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancements from third-party providers.
     We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and operations services. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs in Crisp Trust, MACRO Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Our liquidity facilities to Franchise Trust and Franchise Trust II were terminated in 2008.
     We are required to maintain certain short- and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by the conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.
     We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
     Revenue from the above activities amounted to approximately $11 million (2008: approximately $18 million)
     During the year, we acquired all of the commercial paper issued by Macro Trust and consolidated the vehicle. For further details, refer to “Other Selected Activities” section and Note 6 to the consolidated financial statements.
CIBC structured CDO vehicles
We acted as structuring and placement agent for CDO vehicles. As discussed in the “Run-off Businesses and Other Selected Activities” section, we curtailed our business activity in structuring CDO vehicles. We have a focused team with the mandate to manage and reduce the residual exposures from legacy activities. These exposures mainly arose through our previous involvement in acting as structuring and placement agent for CDOs. We lent to, or invested in, the debt or equity tranches of these vehicles, and acted as a counterparty to derivative contracts. In some transactions structured on behalf of clients, we first purchased the assets at their request with the original intention to sell them into CDOs.
Third-party structured vehicles — run-off
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles. Our activities were mainly intermediation, correlation and flow trading which earned us a spread on matching positions. These activities are now being managed by the focused team discussed above. As described in the “Run-off Businesses” section, during the year we consolidated certain third-party structured CDOs after determining that we are the primary beneficiary following the commutation of our protection from a financial guarantor. The table below excludes our investments (fair value of $69 million as at October 31, 2009) in, and written credit derivatives (notional of $1.9 billion and negative fair value of $1.7 billion, as at October 31, 2009) on, the notes of these CDOs.
Third party structured vehicles — continuing
We have investments in third-party structured vehicles through our treasury and trading activities.
Our exposures to unconsolidated entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured) are summarized in the table below. Investments and loans are stated at carrying value, undrawn liquidity and credit facilities and written credit derivatives are at notional amounts.

$ millions, as at October 31	2009				2008
		Undrawn		Written		Undrawn		Written
		liquidity		credit		liquidity		credit
	Investment	and credit		derivatives	Investment	and credit		derivatives
	and loans(1)	facilities		(notional)(2)	and loans(1)	facilities		(notional)(2)

CIBC sponsored conduits	$556	$3,108	(3)	$—	$805	$7,984	(3)	$—
CIBC structured CDO vehicles	737	66		652	772	69		766
Third-party structured vehicles — run-off	6,676	650		11,110	7,098	707		17,174
Third-party structured vehicles — continuing	1,695	—		—	1,069	384		—

(1)	Excludes securities issued by, retained interest in, and derivatives with, entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $6.1 billion (2008: $6.7 billion) of the exposure related to CIBC structured CDO and third-party structured vehicles was hedged by credit derivatives.

(2)	Comprises credit derivatives written options and total return swaps under which we assume exposures. The negative fair value liability recorded on the consolidated balance sheet was $4.1 billion (2008: $5.6 billion). Notional amounts of $10.7 billion (2008: $16.0 billion) were hedged with credit derivatives protection from third parties; the fair value receivable of these hedges net of CVA was $0.6 billion (2008: $1.2 billion). Accumulated fair value losses amount to $2.5 billion on unhedged written credit derivatives.

(3)	Net of $556 million (2008: $805 million) of investment and loans in CIBC sponsored multi-seller conduits.

Management’s Discussion and Analysis
Other financial transactions
We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:
•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs.
•	Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.
All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 2 and 14 to the consolidated financial statements for details on derivative contracts and the risks associated with them.
Credit-related arrangements
We enter into various commitments to meet the financing needs of clients, which are summarized in the table below. For a detailed description of these arrangements, see Note 25 to the consolidated financial statements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over	2009	2008
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Securities lending(1)(2)	$43,907	$—	$—	$—	$43,907	$49,293
Unutilized credit commitments(3)	27,796	7,329	3,793	829	$39,747	$37,918
Backstop liquidity facilities(4)	4,869	—	—	—	$4,869	$9,764
Standby and performance letters of credit	3,981	789	159	194	$5,123	$6,249
ALM credit derivatives written options(5)	27	—	—	—	$27	$30
Documentary and commercial letters of credit	231	3	—	—	$234	$236
Other	371	—	—	—	$371	$394

	$81,182	$8,121	$3,952	$1,023	$94,278	$103,884

(1)	Includes the full contract amount of custodial client securities totalling $33.3 billion (2008: $39.8 billion) lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $5.3 billion (2008: $6.1 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $30.7 billion (2008: $28.7 billion), of which $18.7 billion (2008: $14.5 billion) will expire in one year or less, and excludes personal lines of credit, home equity lines of credit, and credit card lines.

(4)	Includes U.S. liquidity facilities of $29 million (2008: $55 million) which are subject to agreements under which the relevant conduits maintain the right to put their assets back to CIBC at par.

(5)	Represents notional amount of asset liability management (ALM) credit derivatives written options.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. For a detailed description of our guarantees, maximum potential future payments, and the liability recorded on the consolidated balance sheet, see Note 25 to the consolidated financial statements.

Management’s Discussion and Analysis
Management of Risk
     Risk Overview
Most of CIBC’s business activities involve, to a varying degree, a variety of risks, including credit, market, liquidity and operational risks. During 2009, economic and market conditions continued to affect the risk environment, particularly relating to credit, market and liquidity risks. The economic downturn has negatively affected credit quality, and market volatility has influenced our market and liquidity risk management strategies.
     Our objective continues to be to balance the level of risk with our business objectives for growth and profitability in order to achieve consistent and sustainable performance over the long term and remain within our risk appetite.
     Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and is supported by limits, policies, procedures and other controls.
     Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite.
Our risk management framework includes:
•	Risk policies, procedures and limits to align activities with risk appetite;

•	Regular risk reports to identify and communicate risk levels;

•	An independent controls framework to identify and test compliance with key controls;

•	Stress testing to consider potential impacts of changes in the business environment on risk levels; and

•	Oversight through our risk-focused committees and governance structure.
We continuously monitor our risk profile against our defined risk appetite, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions and political and regulatory environments that influence our overall risk profile.
     Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and risk strategies across the organization, with oversight provided by the Board of Directors.
Risk governance
Our risk governance and management structure is illustrated below:
Risk Governance and Management Structure

Management’s Discussion and Analysis
Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management and Audit committees, described below.
Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.
Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and control environment including controls over risk management process.
Senior Executive Team (SET): The SET, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The SET is supported by the following committees:
•	Asset Liability Committee (ALCO): This committee comprises the SET, senior Business and Risk Management executives, reviews CIBC’s key risks and implications for balance sheet and liquidity management.
•	Capital and Risk Committee (CRC): This committee, comprises the SET, senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, evaluating and recommending CIBC’s risk-appetite statement and risk strategies; reviewing and evaluating business strategies in the context of our risk-appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.
•	Governance and Control Committee (GCC): This committee acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.
•	Reputation and Legal Risks Committee (RLR Committee): This committee reviews transactions for potential material reputation and/or legal impacts and provides oversight of our policies and procedures relative to management of reputation and legal risks.
Risk management
CIBC’s Risk Management group is responsible for setting risk strategy and for providing independent oversight of risk measurement, monitoring and control. Our Risk Management group works in partnership with our businesses to identify, assess, mitigate and monitor the risks associated with business activities and strategies.
     CIBC’s Risk Management group performs several important activities including the following:
•	Defining CIBC’s risk appetite;

•	Setting risk strategy to manage risks in alignment with risk appetite and business strategy;

•	Establishing and communicating policies, procedures and limits to control risks in alignment with risk strategy;

•	Measuring, monitoring and reporting on risk levels; and

•	Identifying and assessing emerging and potential strategic risks.
Risk Management is organizationally independent of the originating businesses to ensure objectivity. Following an organizational realignment completed during the first quarter, there are four key groups within Risk Management:
•	Capital Markets Risk Management — This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.
•	Retail Risk Management — This unit oversees the management of credit and fraud risk in the credit card, residential mortgages and retail lending portfolios, including the optimization of lending profitability.
•	Wholesale Credit & Investment Risk Management — This unit is responsible for the adjudication and oversight of credit risks associated with our small business, commercial and wholesale lending activities globally, as well as management of the special loans and investments portfolios.
•	Risk Services — This unit is responsible for a range of activities, including: regulatory and economic capital reporting; operational risk management; and vetting and validating of models and parameters. Risk Services is also responsible for various risk policies including those associated with credit, operational, and reputation and legal risks.
Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management, with oversight provided by ALCO.
Risk identification and measurement
Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:
•	Ongoing monitoring of trading and non-trading portfolios;

•	Regular assessment of risks associated with lending and trading credit exposures;

•	Assessment of risks in new business activities and processes;

•	Assessment of risks in restructurings and re-organizations;

•	Assessment of risks in complex and unusual business transactions; and

•	Regular monitoring of the overall risk profile considering market developments and trends and external and internal events.
We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the model continues to be appropriate and outputs are valid.
     Risk is usually measured in terms of expected loss, unexpected loss and economic capital.
Expected Loss
     Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.
     In respect of credit risk, the parameters used to measure expected loss are PD, LGD and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.
     For trading market risks, Value at Risk (VaR) is the statistical technique used to measure expected losses. VaR is the estimate of the maximum loss in market value that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices, within a given level of confidence.
     For trading credit risks associated with market value based

Management’s Discussion and Analysis
products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.
Unexpected loss and economic capital
Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess the performance on a risk-adjusted basis. Refer to the “Financial Condition” section for additional details.
     We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile.
Risk controls
Our risk management framework includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed.
     Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control — Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.
     The Board of Directors, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels.
     In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner.
     Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.
Credit Risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
     To control credit risk in alignment with CIBC’s risk appetite, CIBC has implemented policies and standards as well as limits to control credit concentrations. Key policies and limits are subject to annual review and approval by the RMC.
     Senior management reports to the RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Impaired loan balances, allowances and credit losses are reviewed by the RMC and the Audit Committee quarterly.
     Risk Management group provides enterprise-wide adjudication and oversight of the management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards and limits. Credit approval authorities are controlled to ensure decisions are made by qualified and experienced personnel.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a sub-committee of the CRC, or to the RMC for approval.
     After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to maximize recoveries.
Credit concentration limits
Credit concentration limits are established for business and government loans to control against adverse concentrations within portfolios. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges or structured transactions are also used to reduce concentrations.
Credit risk mitigation
One way we mitigate credit risk is to obtain a pledge of collateral in support of loans. Our credit risk management policies include requirements relating to collateral including requirements to verify the collateral and its value and to ensure we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral. The main types of collateral include cash or marketable securities for securities lending and repurchase transactions, charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers and mortgages over residential properties for retail lending. We have policies in place to monitor the existence of undesirable concentration in the collateral supporting our mortgage exposure.
     We also obtain third-party guarantees and insurance to reduce the risk in our lending portfolios. The most material of these guarantees relate to our residential mortgage portfolio that is guaranteed by CMHC or other investment-grade counterparties.
     We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques.
     We limit the credit risk of derivatives traded over-the-counter through the use of multi-product derivative master netting agreements and collateral.
Exposure to credit risk
The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.
     Sovereign exposure increased in 2009 primarily due to increased investment in government securities. Qualifying revolving credit increased significantly in 2009 primarily driven by a revised EAD estimation methodology for credit cards. The new methodology determines EAD as a percentage of card authorizations, whereas the prior methodology calculated EAD as an add-on to outstanding card balances. Consequently, there is a large increase in exposure, particularly in the lowest risk bands as provided in “Credit quality of the retail portfolios” on page 77.

Management’s Discussion and Analysis
     As a result of our holdings of subordinated enhancement notes issued by Cards II Trust as described in the “Off-balance Sheet Arrangements” section, commencing in the fourth quarter of 2009, we are required to hold regulatory capital for the underlying securitized credit card receivables as if they had remained on our balance sheet. Refer to the “Capital Resources” section for further details.

$ millions, as at October 31
	AIRB		Standardized	2009	2008
	approach		approach	Total	Total

Business and government portfolios
Corporate
Drawn	$32,035		$5,286	$37,321	$46,388
Undrawn commitments	17,341		211	17,552	18,434
Repo-style transactions	22,207		—	22,207	26,409
Other off-balance sheet	3,755		216	3,971	4,958
OTC derivatives	7,594		47	7,641	11,468

	82,932		5,760	88,692	107,657

Sovereign
Drawn	55,398		2,078	57,476	34,587
Undrawn commitments	4,216		—	4,216	2,689
Repo-style transactions	1,815		—	1,815	863
Other off-balance sheet	150		—	150	35
OTC derivatives	1,314		—	1,314	1,258

	62,893		2,078	64,971	39,432

Banks
Drawn	15,016		1,483	16,499	12,675
Undrawn commitments	811		—	811	596
Repo-style transactions	59,783		148	59,931	56,017
Other off-balance sheet	30,936		—	30,936	36,384
OTC derivatives	6,349		13	6,362	6,087

	112,895		1,644	114,539	111,759

Total business and government portfolios	258,720		9,482	268,202	258,848

Retail portfolios
Real estate secured personal lending
Drawn	100,939		2,307	103,246	105,400
Undrawn commitments	24,728		—	24,728	20,122

	125,667		2,307	127,974	125,522

Qualifying revolving retail
Drawn	20,940		—	20,940	17,172
Undrawn commitments	40,351		—	40,351	21,718
Other off-balance sheet	370		—	370	—

	61,661		—	61,661	38,890

Other retail
Drawn	8,149		1,106	9,255	9,774
Undrawn commitments	2,244		21	2,265	2,227
Other off-balance sheet	42		—	42	105

	10,435		1,127	11,562	12,106

Total retail portfolios	197,763		3,434	201,197	176,518

Securitization exposures	17,446	(1)	—	17,446	23,356

Gross credit exposure	$473,929		$12,916	$486,845	$458,722

(1)	Under the IRB approach.
The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after valuation adjustments related to financial guarantors, and before allowance for credit losses and risk mitigation, including $77.3 billion (2008: $76.6 billion) of collateral held for our repurchase agreement activities. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.
Exposures subject to AIRB approach
Business and government portfolios (excluding scored small business) — risk rating method
The portfolio comprises exposures to corporate, sovereign and bank obligors. These obligors are individually assessed and assigned a rating that reflects our estimate of the probability of default. A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below. As part of our risk-rating methodology, the risk assessment includes a review of external ratings of the obligor. The obligor rating assessment takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed.

	CIBC	Standard &	Moody’s Investor
Grade	rating	Poor’s equivalent	Services equivalent

Investment grade	00-47	AAA to BBB-	Aaa to Baa3

Non-investment grade	51-67	BB+ to B-	Ba1 to B3

Watchlist	70-80	CCC+ to CC	Caa1 to Ca

Default	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. They are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.
     We assess risk exposure using the following three dimensions. Parameter estimates for each of these dimensions are long-term averages with adjustments for the impact of any potential change in the credit cycle.
•	Probability of default (PD) – the probability that the obligor will default within the next 12 months.

•	Exposure at default (EAD) – the estimate of the amount which will be drawn at the time of default.

•	Loss given default (LGD) – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.
The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored within Risk Management and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the Risk Management validation group, which is independent of both the origination business and the model development process.
Counterparty credit exposures
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity.

Management’s Discussion and Analysis
     We are exposed to wrong-way risk when the exposure to a particular counterparty is positively correlated with the probability of default of that counterparty due to the nature of the transactions with the company. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.
     We establish a valuation adjustment for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants.
Rating profile of derivative MTM receivables

Exposure(1) in $ billions,
as at October 31		2009		2008

Standard & Poor’s rating equivalent
AAA to BBB-	$6.1	75.5%	$8.3	80.9%
BB+ to B-	1.4	17.5	1.2	11.5
CCC+ to CCC-	0.4	5.1	0.7	6.6
Below CCC-	0.1	1.0	—	0.2
Unrated	0.1	0.9	0.1	0.8

Total	$8.1	100.0%	$10.3	100.0%

(1)	MTM value of the derivative contracts is after credit valuation adjustments and derivative master netting agreements and before any collateral.
Credit quality of the risk-rated portfolios
The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, valuation adjustments related to financial guarantors, and collateral on repurchase agreement activities. Insured residential mortgage, student loan and small business portfolios of $59.1 billion (2008: $50.0 billion) are reclassified to either sovereign or corporate exposures in the table below.

$ millions, as at October 31
	EAD			2009	2008
Grade	Corporate	Sovereign	Banks	Total	Total

Investment grade	$30,168	$119,771	$57,169	$207,108	$171,137
Non-investment grade	21,773	367	2,112	24,252	42,120
Watchlist	1,865	3	4	1,872	1,663
Default	1,041	2	—	1,043	186

	$54,847	$120,143	$59,285	$234,275	$215,106

The increase in both default and watchlist exposures was largely driven by global economic conditions. These exposures are across all industries, but financial services and retail/wholesale account for the majority of our watchlist exposures, while the manufacturing and real estate sectors account for about half of our default exposures.
Business and government portfolios (excluding scored small business) — slotting approach
A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan to value and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property and in some cases additionally by mortgage insurance. Insured multi-family residential mortgages are treated as sovereign exposures in the table above.
Exposure by risk-bands
The following table provides the exposure by risk-weight bands. Exposures in the “weak” category generally were originated at a stronger risk level.

EAD in $ millions, as at October 31	2009	2008

Strong	$5,999	$6,034
Good	159	141
Satisfactory	52	38
Weak	9	10
Default	8	5

	$6,227	$6,228

Retail portfolios
Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). These portfolios are managed as pools of homogenous risk exposures, using external credit bureau scores and/or other behavioural assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.
     The following table maps the PD bands to various risk levels:

Risk Level	PD bands

Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100.00%

Credit quality of the retail portfolios
The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Insured residential mortgage, small business and student loan portfolios of $59.1 billion (2008: $50.0 billion) are reclassified to either sovereign or corporate exposures. Retail portfolios include $3.7 billion (2008: $3.8 billion) of small business scored exposures.

$ millions, as at October 31
	EAD
	Real estate
	secured	Qualifying
	personal	revolving	Other	2009	2008
Risk level	lending	retail	retail	Total	Total

Exceptionally low	$39,481	$31,569	$2,266	$73,316	$54,007
Very low	12,058	9,650	2,399	24,107	19,613
Low	14,438	13,080	4,197	31,715	42,185
Medium	205	5,556	1,289	7,050	5,017
High	402	1,622	44	2,068	1,518
Default	162	184	83	429	390

	$66,746	$61,661	$10,278	$138,685	$122,730

Management’s Discussion and Analysis
Exposures subject to the standardized approach
Exposures within FirstCaribbean, obligations of certain exposures of individuals for non-business purposes, and certain exposures in the CIBC Mellon joint ventures have been deemed immaterial, and are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight is provided below.

$ millions, as at October 31
	Risk-weight category						2009	2008
	0%	20%	50%	75%	100%	150%	Total	Total

Corporate	$—	$17	$186	$—	$5,557	$—	$5,760	$7,700
Sovereign	1,847	24	53	—	118	35	2,077	1,848
Bank	—	1,436	122	—	87	—	1,645	1,404
Real estate secured personal lending	—	—	—	2,302	5	—	2,307	2,505
Other retail	—	—	—	908	219	—	1,127	1,257

	$1,847	$1,477	$361	$3,210	$5,986	$35	$12,916	$14,714

Securitization exposures
The following table provides details on our securitization exposures by credit ratings under the internal ratings based (IRB) and standardized approach. Accumulated gain of $59 million (2008: $53 million) is not included in the table below as it is deducted from Tier 1 capital.

$ millions, as at October 31
	EAD(1)(2)
Ratings	2009	2008

AAA to BBB-	$16,367	$22,129
BB+ to BB-	116	99
Below BB-	120	64
Unrated	565	390

	$17,168	$22,682

(1)	EAD under IRB approach is net of financial collateral of $219 million (2008: $621 million).

(2)	Includes EAD under standardized approach 2009: nil (2008: $624 million in AAA to BBB- rating).
Concentration of exposures
Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political or other conditions.
Geographic distribution
The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $77.3 billion (2008: $76.6 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31
					2009	2008
	Canada	U.S.	Europe	Other	Total	Total

Drawn	$75,736	$18,791	$4,888	$3,034	$102,449	$83,686
Undrawn commitments	19,891	1,804	378	295	22,368	21,309
Repo-style transactions	3,277	2,170	467	600	6,514	6,387
Other off-balance sheet	26,187	3,562	4,698	394	34,841	41,163
OTC derivatives	5,607	4,852	4,295	503	15,257	18,763

	$130,698	$31,179	$14,726	$4,826	$181,429	$171,308

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.

Management’s Discussion and Analysis
Business and government exposures by industry groups
The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after valuation adjustments related to financial guarantors and $77.3 billion (2008: $76.6 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31
		Undrawn	Repo-style	Other off-	OTC		2009	2008
	Drawn	commitment	transactions	balance sheet	derivatives		Total	Total

Commercial mortgages	$6,122	$106	$—	$—	$—		$6,228	$6,229
Financial institutions	18,962	2,696	6,087	31,693	11,876	(1)	71,314	77,030	(1)
Retail and wholesale	2,040	1,527	—	278	58		3,903	4,152
Business and personal services	3,124	984	160	348	449		5,065	4,912
Manufacturing, capital goods	866	1,031	—	115	50		2,062	2,440
Manufacturing, consumer goods	1,025	854	—	48	33		1,960	2,254
Real estate and construction	5,810	1,722	—	585	66		8,183	8,575
Agriculture	2,600	849	—	22	15		3,486	3,815
Oil and gas	3,137	3,941	—	495	555		8,128	8,888
Mining	856	721	6	151	61		1,795	3,986
Forest products	415	260	2	62	22		761	1,003
Technology	452	395	1	37	3		888	1,125
Cable & telecommunications	352	857	—	134	368		1,711	1,909
Broadcasting, publishing and printing	592	332	—	42	24		990	1,188
Transportation	1,161	683	—	464	82		2,390	2,673
Utilities	883	1,645	—	255	402		3,185	3,503
Social/education services	1,114	880	3	73	65		2,135	2,289
Governments	52,938	2,885	255	39	1,128		57,245	35,337

	$102,449	$22,368	$6,514	$34,841	$15,257		$181,429	$171,308

(1)	Includes $2.8 billion (2008: $3.6 billion) of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of the valuation adjustments was $1.5 billion (2008: $1.9 billion).
As at October 31, 2009, the notional amount of credit protection purchased against our business and government loans was $2.5 billion (2008: $4.6 billion). The decrease during the year is due to unwinding a number of hedge positions. The largest sector concentrations hedged through these programs were oil and gas $1.2 billion (2008: $2.1 billion), and financial intermediaries $776 million (2008: $1.1 billion). All counterparties from whom we have purchased credit derivative protection for the loan portfolio are financial institutions or Canadian sovereign entities with investment-grade ratings from major rating agencies.
Total loans and acceptances
As at October 31, 2009, total loans and acceptances after allowance for credit losses was $175.6 billion (2008: $180.3 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 74.4% (2008: 73.6%) of the portfolio, and business and government loans (including acceptances) 25.6% (2008: 26.4%).
     Consumer loans decreased $2.1 billion or 1.6% from the prior year. The main decrease was in residential mortgages which decreased by $4.5 billion or 5% due to securitization, however on a managed basis (for additional information, see the “Non-GAAP Measures” section) were up $5 billion, or 4%. Residential mortgages constitute 66% (2008: 68%) of the total consumer loan portfolio and exhibit very low levels of credit risk.
     The decrease in the business and government loans (including acceptances) of $2.7 billion or 5.6% from the prior year was largely due to decreases in the financial institution and mining sectors. As a result of adopting the amended CICA handbook section 3855, we have reclassified HTM securities to loans with effect from November 1, 2008.

Management’s Discussion and Analysis
Impaired loans and allowance and provision for credit losses

	Business			Business
	and			and
	government	Consumer	2009	government	Consumer	2008
$ millions, as at or for the year ended October 31	loans	loans	Total	loans	loans	Total

Gross impaired loans
Balance at beginning of year	$399	$584	$983	$370	$493	$863
New additions	1,142	1,646	2,788	297	1,041	1,338
Returned to performing status, repaid or sold	(201)	(436)	(637)	(120)	(248)	(368)

Gross impaired loans prior to write-offs	1,340	1,794	3,134	547	1,286	1,833
Write-offs	(156)	(1,067)	(1,223)	(148)	(702)	(850)

Balance at end of year	$1,184	$727	$1,911	$399	$584	$983

Specific allowance(3)
Balance at beginning of year	$200	$243	$443	$194	$237	$431
Write-offs	(156)	(1,067)	(1,223)	(148)	(702)	(850)
Provisions	392	1,020	1,412	105	595	700
Recoveries	28	93	121	21	93	114
Transfer from general allowance(1)	—	10	10	—	5	5
Foreign exchange and other adjustments	(22)	(6)	(28)	28	15	43

Balance at end of year	$442	$293	$735	$200	$243	$443

Net impaired loans
Balance at beginning of year	199	341	540	$176	$256	$432
Net change in gross impaired	785	143	928	29	91	120
Net change in allowance	(242)	(50)	(292)	(6)	(6)	(12)

Balance at end of year	$742	$434	$1,176	$199	$341	$540

Gross impaired loans less specific allowance as a percentage of related assets(2)			0.56%			0.25%

(1)	Related to student loan portfolio.

(2)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.

(3)	Excludes allowance on letters of credit (2009: $1 million, 2008: nil).
Impaired loans
During the year, $2.8 billion of loans were newly classified as impaired, up $1.5 billion from 2008. The increase was driven by an increase of $845 million in business and government loans and $605 million in consumer loans.
     Reductions in gross impaired loans through remediation, repayment or sale were $637 million, up $269 million from 2008. The increase comprised $188 million in consumer loans and $81 million in business and government loans. For the year, write-offs totalled $1.2 billion, up $373 million from the prior year. Consumer loan write-offs increased by $365 million, while business and government loan write-offs increased by $8 million.
     Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information”.
Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the consolidated balance sheet.
     For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical Accounting Policies and Estimates” section. Breakdown of allowance by geographic regions and industry classifications is provided in the “Supplementary annual financial information”.
     Total allowance for credit losses was $2,043 million, up $520 million or 34% from October 31, 2008.
     Specific allowance for credit losses including allowance on letters of credit was $736 million, up $293 million or 66% from October 31, 2008. The increase was mainly in the sectors of real estate and construction, publishing, printing and broadcasting, as well as in personal lending.
     General allowance was $1,307 million, up $227 million from October 31, 2008.
     Management believes the total allowance for credit losses as at October 31, 2009 was appropriate in light of the composition of the credit portfolio. Future additions to, reductions of or drawdowns from the allowance will be influenced by the continuing evaluation of risks in the loan portfolio and changing economic conditions.
Settlement risk
Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.
     Many global and settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. We participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems.
     Transactions settled outside of payment and settlement systems require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties.

Management’s Discussion and Analysis
Market Risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
     Market risk is managed through an integrated internal control framework, overseen by the CRC. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.
     We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, the eligibility of certain of those risks for inclusion in the trading and non-trading books, and to the establishment of limits within which we manage our overall exposures.
     Our policies also outline requirements for yield curve and valuation model construction, and align with accounting policies with respect to mark-to-market and model valuation methodologies, the independent checking of the valuation of positions, and the establishment of valuation adjustments.
Process and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the SET, and quarterly with the RMC.
     We have risk tolerance levels, expressed in terms of both statistically based VaR measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits;

•	Tier 2 limits are designed to control the risk profile in each business; and

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Tier 1 limits are established by the CEO, consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.
Trading activities
We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Risk measurement
We use the following measures for market risk:
•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes;

•	Stress-testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances; and

•	Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.
The VaR measures disclosed in the table and backtesting chart on the next pages exclude exposures in our run-off businesses as described on pages 44 to 51 of the MD&A. Due to the volatile and illiquid markets for these positions, the quantification of risk for these positions is subject to a high degree of uncertainty. These run-off positions are being managed independent of our trading businesses and our processes include frequent comprehensive measurement and reporting of the main risks to both management and the RMC.
Value-at-Risk
Our VaR methodology is a statistical technique that measures the potential worst-case overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.
     Total Market Risk VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks.
     Actual realized market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
     To determine the reliability of the VaR models, actual outcomes are monitored regularly to test the validity of the assumptions and the parameters used in the VaR calculation. Market risk positions are also subject to regular stress tests to ensure CIBC would withstand an extreme market event.
Stress testing and scenario analysis
Stress testing and scenario analysis are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.
     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress-test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.
     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.
     Among the historical scenarios used were the 2008 market crash, the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress-testing at the detailed portfolio level and by asset class.
Backtesting
For each of our trading portfolios, and in aggregate, the backtesting process measures that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that

Management’s Discussion and Analysis
the contents of the portfolio remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.
     The VaR by risk type table below shows the mix of market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, interest rate derivatives and other. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices.
     Total average risk for the trading portfolio was down 57% from the last year, primarily due to proactive managing down of the market risk exposure and general improvement in the capital markets, particularly the credit markets.
     VaR by risk type — trading portfolio(2)

	2009				2008
$ millions, as at or for the year ended October 31	Year-end	Average	High	Low	Year-end	Average	High	Low

Interest rate risk	$3.3	4.1	7.7	1.7	$8.9	7.4	13.9	$3.0
Credit spread risk	0.5	1.2	7.9	0.4	8.7	7.5	16.0	3.6
Equity risk	1.2	2.8	6.1	1.0	5.2	5.2	7.6	3.7
Foreign exchange risk	1.1	0.9	7.3	0.1	1.4	0.6	2.1	0.2
Commodity risk	0.5	0.7	2.7	0.3	0.5	0.7	1.4	0.3
Debt specific risk	1.2	2.5	6.1	0.9	7.1	8.1	13.7	4.0
Diversification effect(1)	(3.4)	(5.9)	n/m	n/m	(16.0)	(14.8)	n/m	n/m

Total risk	$4.4	$6.3	$14.6	$3.0	$15.8	$14.7	$21.1	$8.8

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
(2)	The table excludes exposures in our run-off businesses.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading revenue
Trading revenue was $(294) million (2008: $(7,239) million; 2007: $(310) million) and trading revenue (TEB)(1) was $(256) million (2008: $(7,056) million; 2007: $(18) million). The trading revenue and trading revenue (TEB)(1) for 2009 in the daily trading revenue histogram and trading revenue (TEB)(1) and VaR backtesting graph below exclude $(1.1) billion from run-off positions related primarily to reductions in fair value of structured credit assets and CVAs, which cannot be meaningfully allocated to specific days. The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2009. Trading revenue (TEB)(1) was positive for 91% of the days (2008: 55%; 2007: 75%). Trading losses exceeded VaR once during the year. Trading losses exceeded VaR by $1.4 million on November 20, 2008 due to adverse sharp moves across the capital markets. Average daily trading revenue (TEB)(1) was $3.3 million (2008: $0.4 million; 2007: $2.7 million). The trading revenue (TEB)(1) and VaR backtesting graph on the following page compares the 2009 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
Frequency distribution of daily 2009 trading revenue (TEB)(1)(2)

(1)	For additional information, see the “Non-GAAP measures” section. Trading revenue comprises both trading net interest income and non-interest income.
(2)	The graph excludes revenue from run-off positions related primarily to reductions in fair value of structured credit assets and CVAS, which cannot be allocated meaningfully to specific days.

Management’s Discussion and Analysis
Backtesting of trading revenue (TEB)(1) vs. VaR(2)

(1)	For additional information, see the “Non-GAAP Measures” section.
(2)	The graph excludes revenue from run-off positions related primarily to reductions in fair value of structured credit assets and CVAS, which cannot be allocated meaningfully to specific days.
Non-exchange traded commodity derivatives
In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress-testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.
     The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$millions, as at October 31, 2009	Positive	Negative	Net

Maturity less than 1 year	$267	$(226)	$41
Maturity 1 — 3 years	320	(222)	98
Maturity 4 — 5 years	37	(25)	12
Maturity in excess of 5 years	69	(6)	63

Fair value of contracts	$693	$(479)	$214

Non-trading activities
Market risks also arise from our retail banking business, equity investments and other non-trading activities. We originate many retail products with market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     ALM activities are conducted by Treasury under the supervision of the SET, within the overall risk appetite established by the Board of Directors. Compliance with trading and non-trading Market Risk policy, as well as market risk limits is monitored daily by Market Risk Management.
     Our principal interest rate risk measures are VaR, earnings risk, and future risk. Earnings risk is the impact to net income after tax (NIAT) over a one-year term of an immediate 1% increase in market interest rates. Future risk is the impact to common shareholders’ equity (on a present value basis) of an immediate 1% increase in market interest rates.
     Our total non-trading interest rate risk exposure, as at October 31, 2009, is included in Note 20 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.6 years. The interest rate position reported in Note 20 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.
     The following table shows the potential impact over the next 12 months of an immediate 100 basis point increase or decrease in interest rates adjusted for estimated prepayments.

Management’s Discussion and Analysis
Interest rate sensitivity — non-trading (after-tax)

$ millions, as at October 31		2009		2008
	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Net income	$134	$(21)	$2	$74	$(18)	$5
Change in present value of shareholders’ equity	322	(89)	(6)	225	(36)	(5)
100 basis points decrease in interest rates
Net income	$(30)	$21	$(2)	$(59)	$18	$(5)
Change in present value of shareholders’ equity	(257)	75	5	(255)	36	5

Foreign exchange risk
Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC.
     Structural foreign exchange risk is managed by Treasury under the supervision of the SET, with the overall risk appetite established by the Board of Directors. Compliance with Trading and Non-Trading Market Risk Policy, as well as market risk limits is monitored daily by Market Risk Management.
     A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2009 by approximately $40 million (2008: $15 million).
     Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of operations, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.
     We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in Accumulated Other Comprehensive Income (AOCI) amounted to a $38 million loss as at October 31, 2009 (2008: loss of $39 million). This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.
Derivatives held for ALM purposes
Where derivatives are held for ALM purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 2 and 15 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of operations.
     Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are either recorded on a cost or amortized cost basis; this income volatility may not be representative of the overall risk.
Equity risk
Non-trading equity risk arises primarily in our merchant banking activities and comprises public and private equities, investments in limited partnerships, and equity-accounted investments.
     The following table provides the amortized cost and fair values of our non-trading equities, including merchant banking portfolios:

$ millions, as at October 31		Amortized cost	Fair value

2009	AFS securities	$948	$1,206
	Equity-accounted investments	190	209

		$1,138	$1,415

2008	AFS securities	$1,059	$1,410
	Equity-accounted investments	236	248

		$1,295	$1,658

Management’s Discussion and Analysis
     Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     In its oversight capacity, the Board establishes the liquidity risk framework that recognizes the credit-sensitive nature of our business activities and the importance of depositor confidence. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia.
     The Treasurer oversees and governs our liquidity risk management framework and is responsible for recommending and maintaining the liquidity policies as well as monitoring compliance to the policies.
     Policies and standards defining our liquidity risk management, measurement and reporting requirements are reviewed and approved annually by the RMC. Our liquidity policies require maintenance of sufficient unencumbered liquid assets or unused funding capacity to meet anticipated funding needs (as measured by a selected benchmark stress scenario) for a minimum period of time as determined by the RMC. Guidelines are set to ensure adequate diversification of funds and to manage individual depositor concentration.
     As part of the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.
     We maintain and periodically update a liquidity contingency plan for responding to stress event impacts. The plan is presented annually to the RMC.
Process and control
Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposure are monitored on a daily basis to ensure compliance with the limits. Potential cash flows under various stress scenarios are modeled using balance sheet positions. Short-term asset/liability mismatch limits are set by geographic location and consolidated for overall global exposure. On a consolidated basis, prescribed liquidity levels under a selected benchmark stress scenario are maintained for a minimum time horizon.
     The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.
Risk measurement
Our liquidity measurement system provides daily liquidity risk exposure reports for review by senior management. ALCO monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits. Stress event impacts are measured through scenario analyses, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.
     The primary liquidity risk metric to measure and monitor our liquidity positions is liquidity horizon, the future point in time when projected cumulative cash outflows exceed cash inflows. Our on-balance sheet and off-balance sheet positions are projected forward using parameters to reflect response expectations by category under given stress environments.
Term funding sources and strategies
We manage liquidity to meet both short and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels.
     We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.
     Core personal deposits remain a primary source of retail funding and totalled $104.3 billion as at October 31, 2009
(2008: $95.1 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     New facilities introduced in 2008 by various governments and global central banks including the Bank of Canada and the Federal Reserve Bank provide liquidity to financial systems. These liquidity initiatives include expansion of eligible types of collateral, provision of term liquidity through Purchase and Resale Agreement facilities, and the pooling and sale to CMHC of NHA MBS which are composed of insured residential mortgage pools. From time to time, we utilize these term funding facilities, pledging a combination of private and public sector assets against these obligations.
     We have historically securitized various financial assets, including credit card receivables and residential and commercial mortgages. For further discussion of our off-balance sheet arrangements affecting liquidity and funding, see the “Off-balance Sheet Arrangements” section.
     Balance sheet liquid assets are summarized in the following table:

$ billions, as at October 31	2009	2008

Cash	$1.2	$1.1
Deposits with banks	5.8	7.9
Securities issued by Canadian governments(1)	16.8	5.5
Mortgage-backed securities(1)	19.4	20.7
Other securities(2)	31.0	39.6
Securities borrowed or purchased under resale agreements	32.8	35.6

	$107.0	$110.4

(1)	These represent securities with residual term to contractual maturity of more than one year.

(2)	Comprise AFS securities and FVO securities with residual term to contractual maturity within one year and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds, securities borrowed or financed through repurchase agreements as at October 31, 2009 totalled $36.7 billion (2008: $44.6 billion). For additional details, see Note 25 to the consolidated financial statements.
Credit ratings
Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. During the course of the year, S&P revised our outlook from negative to stable, and affirmed our long- and short-term ratings while Fitch affirmed our ratings, removing us from Rating Watch Negative and assigning a Negative Rating outlook.

Management’s Discussion and Analysis
     Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.
     Our credit ratings are summarized in the table below:

	Short-term debt		Senior debt
As at October 31	2009	2008	2009	2008

DBRS	R-1H	R-1H	AA	AA
Fitch	F1+	F1+	AA-	AA-
Moody’s	P-1	P-1	Aa2	Aa2
S&P	A-1	A-1	A+	A+

Impact on collateral if there is a downgrade of CIBC’s credit rating
We are required to deliver collateral to certain derivative counterparties in case of a downgrade to our current credit risk rating. The collateral requirement is based on mark-to-market, valuations, and collateral arrangement thresholds as applicable.
Restrictions on the flow of funds
We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.
     We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
Financial liabilities
The following table provides the maturity profile of financial liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities. Contractual maturity information related to derivatives is provided in Note 14 of the consolidated financial statements. Although contractual repayments of many deposit accounts are on demand or at short notice, in practice, short-term deposit balances remain stable. Our deposit retention history indicates that many customers do not request repayment on the earliest redemption date and the table therefore does not reflect the anticipated cash flows.

	Less than	1-3	3-5	Over	No specified	2009	2008
$ millions, as at October 31	1 year	years	years	5 years	maturity	Total	Total

Liabilities
Deposits	$76,395	$30,963	$4,098	$9,152	$102,509	$223,117	$232,952
Acceptances	8,397	—	—	—	—	8,397	8,848
Obligations related to securities sold short	807	1,504	1,017	2,588	—	5,916	6,924
Obligations related to securities lent or sold under repurchase agreements	30,500	6,489	464	—	—	37,453	38,023
Other liabilities	141	—	—	—	13,726	13,867	13,352
Subordinated indebtedness(1)	—	—	250	4,719	—	4,969	6,428
Preferred share liabilities	600	—	—	—	—	600	600

	$116,840	$38,956	$5,829	$16,459	$116,235	$294,319	$307,127

(1)	Excludes subordinated debt held for trading purposes.

Management’s Discussion and Analysis
Credit and liquidity commitments
The following table provides the contractual maturity of notional amounts of credit, guarantee and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over	2009	2008
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Unutilized credit commitments(1)	$27,796	$7,329	$3,793	$829	$39,747	$37,918
Backstop liquidity facilities	4,869	—	—	—	4,869	9,764
Standby and performance letters of credit	3,981	789	159	194	5,123	6,249
Documentary and commercial letters of credit	231	3	—	—	234	236

	$36,877	$8,121	$3,952	$1,023	$49,973	$54,167

(1)	Excludes personal lines of credit, home equity lines of credit, and credit card lines.
Other contractual obligations
The following table provides the contractual maturities of other contractual obligations affecting our short- and long-term and capital resource needs:

	Less than	1-3	3-5	Over	2009	2008
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Operating leases	$338	$573	$456	$1,504	$2,871	$2,725
Purchase obligations(1)	498	676	263	1	1,438	1,606
Investment commitments(2)	372	—	—	—	372	338
Pension contributions(3)	199	—	—	—	199	173

	$1,407	$1,249	$719	$1,505	$4,880	$4,842

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.

(2)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(3)	Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2010 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.
     Strategic Risk
Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.
     Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.
     One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.
     Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.
     Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.
     The GCC oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong internal control environment.
Process and control
Each line of business has responsibility for the day-to-day management of operational risk. Infrastructure and governance groups maintain risk and control self-assessment processes. We maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.
Risk measurement
Effective November 1, 2007, under Basel II, we use the AMA to calculate operational risk regulatory capital. Our operational risk measurement methodology attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees);

•	Client restitution;

•	Regulatory compliance and taxation violations;

•	Loss or damage to assets;

•	Transaction processing errors; and

•	Theft, fraud and unauthorized activities
Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.
     In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile. These adjustments are based on the results of the quarterly risk and control self-assessment processes, which involve input from the business and infrastructure

Management’s Discussion and Analysis
groups as well as from the governance areas such as the Operational Risk Department, Control Division, Internal Audit, Legal, and Compliance.
     Under AMA, we are allowed to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we currently do not take any capital relief as a result of our insurance program.
     We attribute operational risk capital at the line of business level. Capital represents the worst-case loss and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely small. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.
     The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the Risk Management validation group to ensure that the assumptions applied are reasonable and conservative.
     Reputation and Legal Risk
Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.
     Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
     Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.
     The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and prudent, proactive management of potential reputation and legal risk is a key responsibility of CIBC and all of our employees.
     Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk to the RLR Committee.
Regulatory Risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets.
     Environmental Risk
Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2008, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.
     The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) Group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which CIBC initially adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas (GHG) emissions and climate change management.
     In 2009, we completed an update of a major portfolio risk review related to potential regulatory requirements for GHG emission reductions in certain industries that was first completed in 2006.
     The ERM Group works closely with Corporate Services, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.
     Additional information on our environmental policies and practices is available in the “Public Accountability Statement” included within the Annual Accountability Report.

Management’s Discussion and Analysis
Accounting and Control Matters
     Critical Accounting Policies and Estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.
Valuation of financial instruments
In addition to our debt and equity trading securities and obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. Our FVO financial instruments include certain debt securities, business and government loans, and business and government bank deposits.
     The determination of fair value requires judgment and is based on market information where available and appropriate. Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).
     If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).
     If the fair value of a financial instrument is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value on the transaction date. When a valuation technique is used that significantly incorporates non-observable market inputs or transaction prices, no inception profit is recognized at the time the financial instrument is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instruments or when market quotes or data become observable.
     In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding and are mainly derived from the brokers’ internal valuation models. Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible.
     To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
     Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions.
     In the fourth quarter of 2008, we moved from our previous valuation of CLO positions based solely on indicative broker quotes to one based upon our internal models and broker quotes. The change in valuation techniques resulted in an improvement in the marks of the CLO assets of $291 million and written credit derivatives on CLOs of $489 million. This also led to a reduction in the fair value marks on purchased CLO protection by $911 million, with a resulting decrease in related credit valuation adjustments at the beginning of the fourth quarter of 2008 of $441 million. This change contributed to an increase in revenue of $310 million on August 1, 2008.
     We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
     In the first quarter of 2008, we changed our methodology for estimating valuation adjustments against our counterparty credit exposures related to financial guarantors (excluding ACA) to take into account market observed credit spreads. The modification increased the charge during the quarter by approximately $590 million.
     For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default as well as loss given default. The credit spreads are applied in relation to the weighted average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties except for high quality reference assets where we expect no future credit degradation.
     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
     In the second quarter of 2008, to reflect the deterioration in general credit conditions, we added $50 million to our historical,

Management’s Discussion and Analysis
formulaic calculation of the credit valuation adjustment for non-financial guarantor derivative counterparties. During the fourth quarter of 2008, we modified our valuation techniques for determining the credit valuation adjustment for non-financial guarantors to reflect market observed credit spreads, with nominal impact on results.
     Our interest-only strips from the sale of securitized assets are sensitive to prepayment rates which we also consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     The table below presents the amount of each category of financial instruments for the structured credit run-off business and the total bank, which are fair valued using valuation techniques based on non-observable market inputs (Level 3).

	Oct. 31	Oct. 31	Oct. 31	Oct. 31
$ millions, as at	2009	2009	2008	2008
	Structured		Structured
	credit		credit
	run-off	Total	run-off	Total
	business	CIBC	business	CIBC

Assets
Trading securities	$1,221	$1,360	$685	$854
AFS securities	20	1,297	216	894
FVO securities and loans	203	210	246	257
Derivative instruments	2,068	2,453	3,752	3,889

Liabilities
FVO deposits	$689	$689	$733	$733
Derivative instruments	4,317	5,131	7,155	7,828

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $33 million in our unhedged USRMM portfolio and $66 million in our non-USRMM portfolio, excluding unhedged loans (reclassified from HTM) and before the impact of the Cerberus transaction.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions other than those classified as loans and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $59 million before the impact of the Cerberus transaction. The fair value of the Cerberus protection is expected to reasonably offset any changes in fair value of protected USRMM positions.
     The impact of a 10% reduction in receivables net of CVA from financial guarantors would result in a net loss of approximately $154 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip resulting from the sale of securitized assets would result in a net loss of approximately $33 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $104 million.
     The total net gains recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market parameters, was $654 million (2008: net loss of $7,497 million).
     We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     The following table summarizes our valuation adjustments:

$ millions, as at October 31	2009	2008

Trading securities
Market risk	$7	$43
Derivatives
Market risk	81	223
Credit risk	2,241	4,672
Administration costs	33	30
Other	2	6

	$2,364	$4,974

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those that are carried at fair value on the consolidated balance sheet and those that are not.
Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.
Impairment of AFS securities
Our AFS securities include debt and equity securities and retained interests in securitized assets.
     AFS securities, other than equities that do not have a quoted market value in an active market, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Equities that do not have a quoted market value in an active market are carried at cost. AFS securities are subject to impairment reviews to assess whether or not there is other-than-temporary impairment (OTTI).
     Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, industry valuation levels for comparable entities, and any changes in market and economic outlook. In addition, for equity securities the significance of the unrealized loss or the length of time the unrealized loss has persisted is considered. Realized gains and losses on disposal and write-downs to reflect OTTI in the value of AFS are recorded in the consolidated statement of operations. Previously recognized impairment losses for debt securities are reversed if subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized.
Allowance for credit losses
We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components, which are based on our assessment of probabilities of default, internal risk ratings, expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.

Management’s Discussion and Analysis
Specific allowance
Consumer loans
Specific allowance is established for residential mortgages, personal loans, and certain small business loan portfolios, which consist of large numbers of homogeneous balances of relatively small amounts. We take a portfolio approach and establish the specific allowance utilizing a formula basis, since it is not practical to review each individual loan. We evaluate these portfolios for specific allowances by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios and the impact of economic trends and conditions.
     Specific allowance is not established for credit card loans and they are not classified as impaired and are instead fully written off when payments are contractually 180 days in arrears or upon customer bankruptcy. Specific allowance previously established for credit card loans has been retroactively reclassified to the general allowance during the year. Also, commencing the fourth quarter of 2009, interest on credit card loans is accrued only to the extent that there is an expectation of receipt. Prior to that, interest was accrued until the loans were written-off. See Note 5 to the consolidated financial statements for additional details.
Business and government loans
Business and government loan portfolios are assessed on an individual loan basis. Specific allowances are established when impaired loans are identified. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The specific allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at an effective interest rate inherent in the loan upon impairment. Loans are monitored for credit quality and assigned a risk rating which represents the risk of loss in a credit facility. This risk of loss combines the likelihood of default by the borrower and the probable severity of the loss, if it happens. All usual risk factors are considered in reaching a judgment on a risk rating. This method emphasizes accuracy and consistency of risk ratings within a disciplined framework. It is an integral part of the ongoing credit assessment process and is the basis for identifying higher risk, watch list and impaired loans, as well as the establishment of allowances.
General allowance
The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified or provided for through specific allowances. The general allowance applies to on- and off-balance sheet credit exposures that are not carried at fair value. The methodology for determining the appropriate level of the general allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the general allowance calculation are updated, based on our experience and the economic environment.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our historical experience. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2009, our model indicated a range of outcomes for the general allowance between $883 million and $1,593 million. The general allowance of $1,307 million (2008: $1,080 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the probabilities of default or loss severity across all portfolios would cause the general allowance to increase by approximately $130 million.
Securitizations and VIEs
Securitization of our own assets
We have determined that all of our securitizations are accounted for as sales because we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. We have also determined that the entities to which we have transferred the assets should not be consolidated because they are QSPEs or we are not the primary beneficiary of the entities.
     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interest, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate expected future cash flows, which incorporate expected credit losses, scheduled payments and unscheduled prepayment rates, discount rates, and other factors that influence the value of retained interests. Actual cash flows may differ significantly from our estimations. These estimates directly affect our calculation of gain on sale from securitizations and the rate at which retained interests are taken into income.
     For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interest and the sensitivity of the changes to those assumptions, see the “Off-balance Sheet Arrangements” section and Note 6 to the consolidated financial statements as well as in the valuation of financial instruments section above.
Securitization of third-party assets
We also sponsor several VIEs that purchase pools of third-party financial assets. Our derivative and administrative transactions with these entities are generally not considered variable interests. We monitor the extent to which we support these VIEs through direct investment in the debt issued by the VIEs and through the provision of liquidity protection to the other debt holders to assess whether we are the primary beneficiary and consolidator of these entities.
     AcG-15 provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. To determine which VIEs require consolidation under AcG-15, we exercise judgment by identifying our variable interests and comparing them with other variable interests held by unrelated parties to determine if we are exposed to a majority of each of these entities’ expected losses or expected residual returns. We have consolidated certain other VIEs as we determined that we were exposed to a majority of the expected losses or residual returns.
     Where we consider that CIBC is the primary beneficiary of any VIEs, AcG-15 requires that we reconsider this assessment when there is a significant change to the design of the VIE or the ownership of variable interests that significantly changes the manner in which expected losses and expected residual returns are allocated; when we sell or dispose of a part or all of our variable interest to unrelated parties; or when the VIE issues new variable interest to unrelated parties. Where CIBC is not the

Management’s Discussion and Analysis
primary beneficiary, AcG-15 requires that we reconsider whether we are the primary beneficiary when we acquire additional variable interests.
     Specifically, in relation to ABCP conduits (“the conduits”), we reconsider our primary beneficiary assessment whenever our level of interest in the ABCP issued by the conduits significantly changes, or in the less frequent event that the liquidity protection we provide to the conduits is drawn or amended. To the extent that our ABCP holdings in a particular conduit exceeds 45%, it is likely that we will consider ourselves to be the primary beneficiary, as a result of the relatively small amount of variability stemming from the other variable interests in the conduit. A significant increase in our holdings of ABCP issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.
     Securitizations and VIEs affect all our reporting segments.
Asset impairment
Goodwill, other intangible assets and long-lived assets
As at October 31, 2009, we had goodwill of $2.0 billion and other intangible assets with an indefinite life amounting to $137 million. Under Canadian GAAP, goodwill is not amortized, but is instead subject to, at least annually, an assessment for impairment by applying a two-step fair value-based test. In the first test, the fair value of the reporting unit is compared to its book value including goodwill. If the book value of the reporting unit exceeds the fair value, an impairment loss is then recognized pursuant to the second test to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value of goodwill. Where appropriate, the carrying values of our reporting units are based on economic capital models and are designed to approximate the net book value a reporting unit would have if it was a stand-alone entity.
     Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the fair value to the carrying value.
     We use judgment to estimate the fair value of the reporting units and other intangible assets with an indefinite life. Imprecise estimates can affect the carrying value reported for goodwill and other intangible assets with an indefinite life. The fair value of the reporting units and other intangible assets with an indefinite life are derived from internally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, and price earnings multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth rates and discount rates.
     Our 2009 goodwill impairment tests suggest that the fair value of the reporting units subject to testing exceeded the carrying value.
     Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to the extent that fair value is less than the carrying value.
     These assets are held in all our reporting segments. For additional details, see Note 8 to the consolidated financial statements.
Income taxes
We use judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.
     This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.
     We are also required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards.
     As at October 31, 2009, we had available future income tax assets in excess of future income tax liabilities of $1,730 million, before a valuation allowance of $95 million. We are required to assess whether it is more likely than not that our future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the future income tax assets, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is more likely than not that the remaining future income tax assets, net of the valuation allowance, will be realized prior to their expiration.
     Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 23 to the consolidated financial statements.
Contingent liabilities
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liability accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
     Contingent liabilities impact all our reporting segments. For further details of our contingent liabilities, see Note 25 to the consolidated financial statements.

Management’s Discussion and Analysis
Employee future benefit assumptions
We are the sponsor of defined benefit pension and other post-employment (including post-retirement) benefit plans for eligible employees. Effective November 1, 2008, we elected to change our measurement date from September 30 to October 31, to align with our reporting date. This change was made as a retrospective adjustment to opening retained earnings without restatement of prior years’ results.
     The pension and other post-employment benefit expense and obligations, which impact all of our reporting segments, are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and approved by management.
     The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.
     Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2009, the net amount of unamortized actuarial losses was $1,171 million (2008: $877 million) in respect of pension plans and $100 million (2008: $82 million) in respect of other post-employment benefit plans.
     Our benefit plans are funded to or above the amounts required by relevant legislation. During the year, we contributed $233 million (2008: $333 million) to the pension plans, which included $84 million (2008: $324 million) above the minimum required by relevant legislation. Our 2009 funding contribution to our principal Canadian pension plan was the maximum amount allowed by the Income Tax Act (Canada).
     Our principal post-employment benefit plans are unfunded, we fund benefit payments for these plans as incurred. During the year, these benefit payments totalled $32 million (2008: $32 million).
     We continue to administer a funded trust in respect of long term disability benefits. This plan was closed to new claims effective June 1, 2004. During the year, we contributed $5 million (2008: nil) to the trust.
     For further details of our annual pension and other post-employment expense and liability, see Note 22 to the consolidated financial statements.
     For our Canadian plans, which represent more than 90% of our pension and other post-employment benefit plans, management has approved changes to the assumptions to be used for the 2010 expense calculation. Management has approved a weighted average discount rate of approximately 6.4% for pension and other post-employment benefit plans, which is a decrease of 30 basis points (bps) over the similar rate for 2009. The approved weighted average expected long-term rate of return on plan assets is 6.3% for the funded defined benefit plans, which are primarily pension plans. This is a decrease of 50 bps over the similar rate for 2009. The aggregate impact of these changes in assumptions together with the impact of changes in market value of the plan assets in the year is expected to be an increase of $105 million in expense recognition for 2010.
     Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-employment benefit obligations, expense and funding contributions. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:

$ millions, as at October 31, 2009	Pension benefit plans		Other benefit plans
	Obligation	Expense	Obligation	Expense

Impact of a change of 100 bps in key assumptions:
Discount rate
Decrease in assumption	$496	$66	$79	$3
Increase in assumption	(384)	(18)	(67)	(1)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	38	n/a	—
Increase in assumption	n/a	(38)	n/a	—
Rate of compensation increase
Decrease in assumption	(92)	(15)	(2)	—
Increase in assumption	99	25	2	—

The sensitivity analysis contained in this table should be used with caution, as the changes are hypothetical and the impact of changes in each key assumption may not be linear.
     Financial Instruments
As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares.
     We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.
     The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of Risk” section for details on how these risks are managed.
     Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 1 to the consolidated financial statements.
     For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” above.

Management’s Discussion and Analysis
     Accounting Developments
Changes in accounting policies
Financial instruments — recognition and measurement
Effective November 1, 2008, we adopted the revised CICA handbook section 3855 “Financial Instruments — Recognition and Measurement”.
The revised standard defines loans and receivables as non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. As a result of this change in definition, the following transitional provisions were applied effective November 1, 2008:
•	HTM debt instruments that met the revised definition of loans and receivables were required to be reclassified from HTM to loans and receivables;

•	Loans and receivables that an entity intended to sell immediately or in the near term were required to be classified as trading financial instruments; and

•	AFS debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. AFS debt instruments were eligible for reclassification to HTM if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention and ability to hold to maturity. The reclassification from AFS to loans and receivables or to HTM was optional and could be made on an instrument by instrument basis. We did not elect to reclassify any AFS securities.
Following adoption of the revised standard:
•	Debt securities that meet the definition of loans and receivables at initial recognition may be classified as loans and receivables or designated as AFS or held for trading, but are precluded from being classified as HTM;

•	Impairment charges through earnings for HTM financial instruments are to be recognized for credit losses only, rather than on the basis of a full write down to fair value; and

•	Previously recognized OTTI losses on AFS debt securities are to be reversed through earnings if the increase in their fair value is related to an event that occurred subsequent to the recognition of the OTTI.
The adoption of the revised standard resulted in financial instruments previously classified as HTM being reclassified to loans and receivables with no impact to retained earnings or AOCI.
     We adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” as amended and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 of the consolidated financial statements for additional details.
Financial instruments — disclosures and presentation
For the year ended October 31, 2009, we adopted the amended CICA 3862 handbook section “Financial Instruments — Disclosures”, which expands financial instrument fair value measurement and liquidity risk management disclosures. The disclosures are provided in Notes 2, 14 and 29 to the consolidated financial statements.
     Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation”. These sections enhance the disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 29 of the consolidated financial statements for additional details.
Intangible assets
Effective November 1, 2008, we adopted the CICA handbook section 3064, “Goodwill and Intangible Assets”, which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. The new section establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we retroactively reclassified intangible assets relating to application software with net book value of $385 million as at October 31, 2008, from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC required that a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures,” which requires an entity to disclose its objective, policies and processes for managing capital. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 17 to the consolidated financial statements for additional details.
Transition to International Financial Reporting Standards (IFRS)
In February 2008, the AcSB affirmed its intention to replace Canadian GAAP with IFRS. We will adopt IFRS commencing November 1, 2011 also presenting comparative financial statements, for the year commencing November 1, 2010 and as a result, we will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012.
     The transition to IFRS represents a significant initiative for CIBC and is supported by a formal governance structure with an enterprise view and a dedicated project team. Our IFRS transition project continues to progress on track with our transition plan. Pursuant to our plans an initial assessment has been completed to identify the IFRS standards that represent key accounting differences from Canadian GAAP for CIBC. More detailed assessment and execution work continues with respect to the underlying financial reporting and business processes and controls.
     Communications on the progress of the project is provided to internal stakeholders including our Audit Committee, senior executives and the program Steering Committee, and to external stakeholders including our regulator, OSFI, and external auditor. We have also launched an enterprise wide training program to raise the level of awareness of IFRS throughout the organization, and to prepare staff to perform in an IFRS environment.
     Based on existing IFRS, the areas that have the potential for the most significant impact to our financial and capital reporting include the

Management’s Discussion and Analysis
derecognition of financial instruments and the accounting for post employment benefits. Differences between Canadian GAAP and existing IFRS concerning the determination of when financial instruments should be derecognized from the balance sheet will likely result in an increase in total assets recorded on our consolidated balance sheet, particularly in respect of residential mortgages securitized through the creation of MBS under the Canada Mortgage Bond Program and Canada NHA MBS Auction program. Certain accounting elections in the area of the accounting for post employment benefits may also negatively impact our capital ratios through charging net unamortized actuarial losses to retained earnings at transition. Proposed changes to the IFRS accounting standards may introduce additional significant accounting differences.
     The impact of IFRS to CIBC at transition will depend on the IFRS standards in effect at the time, accounting elections that have not yet been made and the prevailing business and economic facts and circumstances. The evolving nature of IFRS will likely also result in additional accounting changes, some of which may be significant, in the years following our initial transition. We continue to monitor changes in the standards and to adjust our transition plans accordingly.
     Related-party Transactions
We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act.
     For further details, see Note 27 to the consolidated financial statements.
     Controls and Procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) as at October 31, 2009, and has concluded that such disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
     Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. CIBC’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
     CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.
     As at October 31, 2009, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.
     Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2009, has also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 99 of this Annual Accountability Report.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2009, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.